The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	May 11, 2006

Preliminary Pricing Supplement No. 18 to the Prospectus dated December 21, 2005 and the
Prospectus Supplement dated December 21, 2005

US$
Royal Bank of Canada
90% Principal Protected Notes, due May 30, 2008
Linked to the Performance of a Basket of Base Metals

Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series B
Trade Date:	May 26, 2006
Issue Date:	May 31, 2006
Maturity Date and Term:	May 30, 2008 (resulting in a term to maturity of two years)
Coupon:	We will not pay you interest during the term of the Notes.
Basket:	The Notes are linked to the value of an equally weighted basket (the “Basket”) consisting of five base metals (each a “Basket Metal” and together the “Basket Metals”). Such weightings will be achieved by providing a Component Weight for each Basket Metal as follows:

	Basket Metal	Component Weight	Initial Levels
	Aluminum Copper Lead Nickel Zinc	20% 20% 20% 20% 20%
Minimum Investment:	US$5,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See “Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risks.”)
Denomination:	US$1,000 and integral multiples of US$1,000 thereafter (except that non-U.S. investors may be subject to higher minimums).
Payment at Maturity:	If the Basket Performance is greater than or equal to zero, then, at maturity, you will receive a cash payment equal to:
Principal Amount + (Principal Amount × Basket Performance)
If the Basket Performance is less than zero, then, at maturity, you will receive a cash payment equal to the greater of:
a) Principal Amount + (Principal Amount × Basket Performance), and
b) Principal Amount × 90%
Basket Performance:	The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five Basket Metals. The Weighted Component Change for each Basket Metal will be determined as follows:
Component Weight x	(C(f) – C(i) )
C(i)
where, C(f) is the Reference Price of the Basket Metal “C” on May 28, 2008 (the “final valuation date”) and C(i) is the Reference Price of the Basket Metal “C” on May 26, 2006 (the “initial valuation date”)

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP Number:	78008EBG1
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Calculation Agent:	JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page P-4 of this pricing supplement preliminary and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this in this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. information an offer to buy these The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Royal Bank of Canada
Per Note	100%	%	%
Total	$	$	$

RBC Capital Markets Corporation
Pricing Supplement dated May    , 2006

Pricing Supplement
Summary	P-1
Risk Factors	P-4
The Basket	P-10
Specific Terms of the Notes	P-17
Use of Proceeds and Hedging	P-24
Supplemental Tax Considerations	P-25
Supplemental Plan of Distribution	P-27
Documents Filed as Part of the Registration Statement	P-27

Prospectus Supplement
About This Prospectus Supplement	S-3
Recent Developments	S-3
Consolidated Ratios of Earnings to Fixed Charges	S-3
Risk Factors	S-4
Use of Proceeds	S-7
Description of the Notes We May Offer	S-8
Certain Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41
Documents Filed as Part of the Registration Statement	S-46

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	3
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	5
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	6
Description of Securities We May Offer	6
Additional Mechanics	9
Special Situations	11
Subordination Provisions	13
Defeasance	14
Events of Default	15
Ownership and Book-Entry Issuance	16
Our Relationship with the Trustee	21
Tax Consequences	21
Plan of Distribution	22
Validity of Securities	23
Experts	23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	24
Documents Filed as Part of the Registration Statement	24

i

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SUMMARY

     The 90% Principal Protected Notes (the “Notes”) are medium-term notes issued by Royal Bank offering 90% principal protection and 100% participation in any appreciation of the performance of a basket of commodities (the “Basket”) at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read “Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risk”. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated December 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

  Growth Potential—The Notes provide the opportunity for participation in potential increases in the aggregate performance of the Basket. You will receive 100% of any such gains at maturity.

  Limited Principal Protection— You will lose some of your principal amount invested at maturity, if the level of the Basket declines between the initial valuation date and the final valuation date. Any such loss, however, will be limited to 10% of the principal amount invested.

Selected Risk Considerations

  Market Risk—The extent to which the return on the Notes is positive is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Performance is positive.
  Commodity prices may change unpredictably, affecting the settlement prices of futures and forward contracts, and the value of your Notes in unforeseeable ways.

  Limited Portfolio Diversification—The five Basket Metals are concentrated in a single commodity sector, base metals, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors and exchange-traded futures contracts on the Basket Metals in particular.

  Limited Principal Protection only Available if You Hold the Notes to Maturity—You will be entitled to receive a minimum payment of 90% of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

  No Interest Payments—You will not receive any periodic interest payments on the Notes.

  There May Be Little or No Secondary Market for the Notes—The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

  You are willing to hold the Notes to maturity.

  You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on the Basket Metals in particular.

  You believe the Basket Performance will increase during the term of the Notes.

  You seek an investment that offers limited principal protection when held to maturity.

  You do not seek current income from this investment.

  You seek an investment with a return linked to the performance of the Basket Metals.

The Notes may not be a suitable investment for you if:

  You are unable or unwilling to hold the Notes to maturity.

  You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on the Basket Metals in particular.

  You believe the Basket Performance will decline during the term of the Notes.

  You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

  You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

  You seek current income from your investment.

  You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The Notes will probably be treated for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see Supplemental Tax Considerations--Supplemental U.S. Tax Considerations” on page P-25.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of the Basket Metals used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the References Prices of the Basket Metals on the initial valuation date or the final valuation date on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no extraordinary event has occurred.

Example 1 — Calculation of the payment at maturity where the Basket Performance is positive.

Basket Metal	C(i)	C(f)	% Change	Component Weight	Weighted Component Change
Aluminum	$2,900.00	$4,640.00	60.00%	20.00%	12.00%
Copper	$7,800.00	$10,920.00	40.00%	20.00%	8.00%
Lead	$1,200.00	$960.00	-20.00%	20.00%	-4.00%
Nickel	$20,000.00	$24,000.00	20.00%	20.00%	4.00%
Zinc	$3,400.00	$5,100.00	50.00%	20.00%	10.00%
Basket Performance					30.00%

Since the Basket Performance is greater than 0%:

Payment at Maturity = $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x 30.00%) = $6,500.00

30.00% Return on Investment

Example 2 — Calculation of the payment at maturity where the Basket Performance is negative.

Basket Metal	C(i)	C(f)	% Change	Component Weight	Weighted Component Change
Aluminum	$2,900.00	$2,030.00	-30.00%	20.00%	-6.00%
Copper	$7,800.00	$10,920.00	40.00%	20.00%	8.00%
Lead	$1,200.00	$960.00	-20.00%	20.00%	-4.00%
Nickel	$20,000.00	$24,000.00	20.00%	20.00%	4.00%
Zinc	$3,400.00	$2,040.00	-40.00%	20.00%	-8.00%
Basket Performance					-6.00%

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

(a)	$5,000 + ($5,000 × Basket Performance) = $5,000 + ($5,000 x –6.00%) = $4,700.00, and

(b)	$5,000 × 90% = $4,500.00

Or, $4,700.00

-6.00% Return on Investment

Example 3 — Calculation of the payment at maturity where the Basket Performance is negative.

Basket Metal	C(i)	C(f)	% Change	Component Weight	Weighted Component Change
Aluminum	$2,900.00	$2,030.00	-30.00%	20.00%	-6.00%
Copper	$7,800.00	$3,120.00	-60.00%	20.00%	-12.00%
Lead	$1,200.00	$960.00	-20.00%	20.00%	-4.00%
Nickel	$20,000.00	$24,000.00	20.00%	20.00%	4.00%
Zinc	$3,400.00	$2,040.00	-40.00%	20.00%	-8.00%
Basket Performance					-26.00%

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

(a)	$5,000 + ($5,000 × Basket Performance) = $5,000 + ($5,000 x –26.00%) = $3,700.00, and

(b)	$5,000 × 90% = $4,500.00

Or, $4,500.00

-10.00% Return on Investment

In no event will the payment at maturity be less than 90% of principal amount.

RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of five exchange-traded base metals — aluminum, copper, lead, nickel and zinc (the “Basket Metals”). Investing in the Notes is not equivalent to investing directly in the Basket Metals themselves or the related futures and forward contracts. See “The Basket” below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest Or Guarantee Return Of Your Investment

     The Notes do not pay interest and may not return up to 10% of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the Basket depreciates between the initial valuation date and the final valuation date, you will lose up to 10% of your principal amount at a rate of 1% loss of principal for every 1% decrease in the Basket level.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Metal, If Such Appreciation Is Not Reflected in the Official Settlement Price on the Final Valuation Date

     If the Basket Performance is negative on the final valuation date, the payment at maturity with respect to each Note may be as little as 90% of the principal amount, depending on the extent to which the Basket Performance is negative. This will be true even though the Basket Performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of settlement prices of certain futures contracts (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the two year term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the settlement prices of the exchange-traded futures contracts on the Basket Metals will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

  the market price of the Basket Metals underlying the exchange-traded futures contracts in the Basket;

  the time remaining to the maturity of the Notes;

  supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

  the general interest rate environment;

  economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Metals or the exchange-traded futures and forward contracts in the Basket or that affect commodities and futures markets generally; or

  the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket, which currently reflects the return on futures contracts on five different exchange-traded base metals, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the exchange-traded base metals underlying the futures contracts included in the Basket are concentrated in a single sector. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector.

Risks You Should Consider Relating to Trading of Commodities on the LME

     The market prices of aluminum, copper, lead, nickel and zinc will be determined by reference to the settlement prices of contracts traded on the LME. As discussed below, the LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper and zinc, and consequently the payment at maturity, could be adversely affected.

Base Metal Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

     Trading in futures and forward contracts on the Basket Metals is speculative and can be extremely volatile. Market prices of the Basket Metals may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Metals, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Basket Metals

     You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures and forward contracts on the Basket Metals may have.

There May Not Be an Active Trading Market in the Notes—Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Royal Bank or its Affiliates in Basket Metals, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Basket Metals May Impair the Market Value of the Notes

      As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates (or an unaffiliated party or parties with whom we contract) may hedge our obligations under the Notes by purchasing the Basket Metals, futures or options on the Basket Metals, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Metals, and we or such unaffiliated party or parties may adjust these hedges by, among other things, purchasing or selling Basket Metals, futures, options or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Metals at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Basket Metals and the value of the Basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or an unaffiliated party or parties with whom we contract) could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Basket Metals, the exchange-traded futures and forward contracts on the Basket Metals, and other investments relating to the Basket Metals on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Basket Metals, the exchange-traded futures and forward contracts on the Basket Metals, the value of the Basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Metals or the exchange-traded futures contracts on the Basket Metals. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest

     As noted above, we and our affiliates expect to engage in trading activities related to the Basket Metals and the exchange-traded futures contracts on the Basket Metals, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Metals, could be adverse to the interests of the holders of the Notes. Moreover, we and RBC Capital Markets Corporation have published and in the future expect to publish research reports with respect to some or all of the Basket Metals. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, RBC Capital Markets Corporation or our other affiliates may affect the market price of the Basket Metals and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

Royal Bank and Its Affiliates Have No Affiliation with the LME and Are Not Responsible for Its Public Disclosure of Information

     We and our affiliates are not affiliated with the LME in any way and have no ability to control or predict its actions, including any errors in or discontinuation of its disclosure. The LME is not under any obligation to continue to maintain any futures and forward contracts. If the LME discontinues or materially changes the terms of any futures and forward contracts on the Basket Metals, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes—Extraordinary Event” and “—Adjustments to the Basket and Reference Price” in this pricing supplement.

     You, as an investor in the Notes, should make your own investigation into the Basket Metals, the related futures contracts and the exchanges on which they trade.

The Calculation Agent Can Postpone the Calculation of the Basket Performance or the Maturity Date If a Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Performance may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Performance that would have prevailed in the absence of the extraordinary event. See “Specific Terms of the Notes—Extraordinary Event” in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Metals

     The composition of the Basket and the method of calculating the Reference Prices of the Basket Metals may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Metal are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Metal for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Basket Metal, as it deems appropriate. See “Specific Terms of the Notes—Adjustments to the Basket and Reference Price” in this pricing supplement. Such changes could adversely affect the Basket Performance and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

THE BASKET

General

     The Basket is comprised of five exchange-traded commodities, each of which falls within one sector: base metals. The inclusion or exclusion of a commodity in the Basket is not a recommendation to invest in or divest any interest in such commodity. Neither Royal Bank nor any of its affiliates makes any representation or warranty as to the performance of the Basket Metals or the Basket.

       Royal Bank or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures and forward contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the Basket), may render investment advice to a third party with respect to one or more commodity investments or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, one or more affiliates of Royal Bank may produce and/or publish research reports with respect to such commodity investments. Royal Bank does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

     The information relating to the Basket Metals, the information about the market in which the Basket Metals trade and the price data plotted to chart the history of the prices of the Basket Metals has been derived from publicly available sources and is presented in summary form for informational purposes only. As such, neither Royal Bank nor any of its affiliates has independently verified this information or assumes any responsibility for the accuracy or completeness of such information.

     Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Metals such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Principal Exchange

     The reference prices of the Basket Metals are determined by reference to the official settlement prices of futures and forward contracts traded on the LME (the “Principal Exchange”). You should make your own investigation into the Principal Exchange to determine whether the Notes are a suitable investment for you. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to the market”.

     Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearinghouse. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting ‘‘back-to-back’’ contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a ‘‘prompt date’’) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The Basket Metals

Aluminum

     Aluminum is the most heavily produced and consumed non-ferrous metal in the world. Its low density and malleability has been recognized by the industrial world. Aluminum has many diverse applications, ranging form beverage cans to cars. In 2001, world primary refined production alone totaled over 24 million tons. The total turnover for LME primary aluminum futures and options in 2001 was over 25 million lots (625 million tons).

Copper

     One of the “original” metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern-times are its electrical conductivity and heat-transfer abilities making it invaluable for use in the building construction and electrical industries. Copper’s malleability, strength and corrosion resistant qualities also make it an excellent alloying agent for the production of intricate shapes—particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century and it naturally became the flagship contract of the LME when it was established in 1877.

Lead

     The uses of lead can be traced back to the earliest days of history. The Romans described it as the “basest of base metals” due to the ease with which it could be beaten or melted. In recent time lead has come into its own with the evolution of applications such as petrol additives, pigments, chemicals, crystal glass and batteries. The largest market for lead is in battery production, consuming approximately two thirds of the lead produced in the western world.

     Lead’s relationship with the LME began before the turn of the century, although dealings were unofficial. By 1903, it was being traded in a small secondary ring, but still without an official price setting. Lead was first officially traded in 1920 and the current standard lead contract, introduced in 1953, has become the mainstay for international free trade in this metal.

Nickel

     As an alloying metal, the uses of nickel are very diverse. Its high melting point and resistance to corrosion have provided a wide scope for the metal’s development. Early in the twentieth century, it was discovered that by combining nickel with steel, even in small quantities, the durability of the steel increased significantly with regards to corrosion resistance and strength. This partnership has endured and the steel industry is now the single largest consumer of nickel today.

     With the introduction of nickel trading to the LME in 1979, the Exchange’s coverage of all major non-ferrous metals was complete. The LME is acknowledged as the principal pricing mechanism for nickel producers and consumers worldwide and is the only exchange in the world to provide facilities for the industry to hedge sales and purchases.

Zinc

     Zinc is the fourth most widely used metal in the world. Its resistance to non-acidic atmospheric corrosion means that zinc is instrumental in prolonging the life of buildings, vehicles, ships and steel goods and structures of every kind. Accordingly, galvanising accounts for more than half of all present day applications of metal, and this figure is increasing.

SPECIFIC TERMS OF THE NOTES

     In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Notes We May Offer—Ownership and Book-Entry Issuance” in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

       We describe the terms of the Notes in more detail below.

Coupon

       We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See “Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risks.”).

Denomination

       We will offer the Notes in denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Defeasance

       There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     As described in the following paragraphs, you will receive a cash payment at maturity that is based on the Basket Performance, which may be positive or negative. You will lose up to 10% of your principal amount at maturity if the Basket declines between the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% decrease in the Basket level.

     If the Basket Performance is greater than or equal to zero, then at maturity, you will receive a cash payment equal to:

                Principal Amount + (Principal Amount × Basket Performance)

     If the Basket Performance is less than zero, then at maturity, you will receive a cash payment equal to the greater of:

a)	Principal Amount + (Principal Amount ×Basket Performance), and

b)	Principal Amount × 90%

     The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five Basket Metals. The Weighted Component Change for each Basket Metal will be determined as follows:

Component Weight	×	(C(f) – C(i))
C(i)

where,

C(f) = Reference Price of each Basket Metal, “C”, on the final valuation date
C(i) = Reference Price of each Basket Metal, “C”, on the initial valuation date
The Component Weights for each Basket Metal are as follows:

Basket Metal	Component Weight
Aluminum	20.00%
Copper	20.00%
Lead	20.00%
Nickel	20.00%
Zinc	20.00%

     The method of determination for the Reference Price for each Basket Metal is specified under “Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “—Adjustments to the Basket and Reference Price” below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. The calculation agent may postpone the final valuation date—and therefore the maturity date—if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under “—Extraordinary Event” below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

     The reference price for each Basket Metal (the “Reference Price”) have been determined on the initial valuation date and will be determined on the final valuation date as described below:

Aluminum

     The Reference Price for aluminum on the initial valuation date is the official “cash offer” settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

       The Reference Price for aluminum on the final valuation date is the official “cash offer” settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

Copper

     The Reference Price for copper on the initial valuation date is the official “cash offer” settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

     The Reference Price for copper on the final valuation date is the official “cash offer” settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

Lead

     The Reference Price for lead on the initial valuation date is the official “cash offer” settlement price at 12:50 p.m. (London Time) quoted in U.S. dollars per ton of Standard Lead on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

     The Reference Price for lead on the final valuation date is the official “cash offer” settlement price at 12:50 p.m. (London Time) quoted in U.S. dollars per ton of Standard Lead on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

Nickel

     The Reference Price for nickel on the initial valuation date is the official “cash offer” settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

     The Reference Price for nickel on the final valuation date is the official “cash offer” settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

Zinc

     The Reference Price for zinc on the initial valuation date is the official “cash offer” settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

     The Reference Price for zinc on the final valuation date is the official “cash offer” settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange’s website www.lme.co.uk or on page “MTLE” of the Reuters Monitor Money Rates Service.

Reference Prices on the Initial Valuation Date

	Aluminum	Copper	Lead	Nickel	Zinc
	$/ton	$/ton	$/ton	$/ton	$/ton
C(i)	$	$	$	$	$

Adjustments to the Basket and Reference Price

     The composition of the Basket and/or the method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

  In the event that an official settlement price is not available for a Basket Metal for whatever reason, including any discontinuance of trading in the relevant contract by the LME then the calculation agent may take such action, including adjustments to the Basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Metal is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Metal by reference to another contract for the Basket Metal traded on another exchange or to its bid for the Basket Metal for delivery on the final valuation date.

  In the event that the terms of any contract used for determining the Reference Price of any Basket Metal are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the Basket or to the method of determining the Reference Price of that Basket Metal, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

     No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Metal. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Extraordinary Event

     As set forth under “—Payment at Maturity” above, the calculation agent will determine the Basket Performance on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Basket Performance may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of the Basket Metals on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Basket Performance. In no event, however, will the determination of the Basket Performance be postponed by more than ten business days.

     If the determination of the Basket Performance is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Basket Performance will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Basket Performance.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

  the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the Principal Exchange or otherwise) on the Principal Exchange in the applicable Basket Metal or a general limitation on prices for such Basket Metals on the Principal Exchange;

  a suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to the Basket or the one or more Basket Metals on the Principal Exchange or a limitation on trading in futures, forward or options contracts on the Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

  the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Basket or an Basket Metal;

  the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

  any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or any Basket Metal or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

The following events will not be extraordinary events:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of a Principal Exchange; or

  a decision to permanently discontinue trading in the option or futures and forward contracts relating to any Basket Metal (see “—Adjustments to the Basket and Reference Price” above).

     For this purpose, an “absence of trading” in the Principal Exchange on which option or futures and forward contracts related to any Basket Metals are traded will not include any time when that Principal Exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Default Amount”.

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Basket Metals, extraordinary events, business days, the default amount, the Basket Performance and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates (or an unaffiliated party or parties with whom we contract) may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of Basket Metals included in or linked to the Basket and/or listed and/or over-the-counter options or futures or forward on the Basket Metals prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may:

  acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Metals,

  acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or any combination of the above two.

     We or our affiliates (or such unaffiliated party or parties) may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Metals, listed or over-the-counter options or futures or forwards on Basket Metals or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Metals or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a bank;

  a life insurance company;

  a tax-exempt organization;

  a partnership or other pass-through entity;

  a person that owns a note as a hedge or that is hedged against interest rate risks;

  a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

  a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

     Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

     We have determined that the comparable yield is       % per annum, compounded semi-annually. We have also determined that the projected payment for the Notes, per $10,000 of principal amount, at the maturity date is $           for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

     You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive (including any Additional Amounts) at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

     Any gain you recognize upon the sale, exchange, redemption or maturity of your Note, including gain arising from the receipt of any Additional Amounts, will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under “Certain Income Tax Consequences-Certain Canadian Income Tax Consequences” in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the “Act”) to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of %. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to % of the principal amount of the Notes. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed % of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under “Documents Filed as Part of the Registration Statement”, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the “Registration Statement”): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: (416) 601-6150
Fax: (416) 601-6590
www.deloitte.ca

EXHIBIT A

Auditors’ Consent

     We refer to the Preliminary Pricing Supplement No. 18 of Royal Bank of Canada (the “Bank”) dated May 11, 2006, relating to the offering of US$      Senior Global Medium-Term Notes, Series B, 90% Principal Protected Notes, due May 30, 2008 Linked to the Performance of a Basket of Base Metals, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.

(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Canada
May 11, 2006

Prospectus Supplement to Prospectus Dated December 21, 2005

Royal Bank of Canada
US$6,000,000,000

Senior Global Medium-Term Notes, Series B

Terms of Sale

Royal Bank of Canada may from time to time offer and sell notes with various terms, including the following:

•	stated maturity of 9 months or longer		•	amount of principal and/or interest may be determined by reference to an index or formula

•	fixed or floating interest rate, zero-coupon or issued with original issue discount; a floating interest rate may be based on:		•	book-entry form only through The Depository Trust Company

	•	commercial paper rate	•	redemption at the option of Royal Bank of Canada or the option of the holder

	•	U.S. prime rate
			•	interest on notes paid monthly, quarterly, semi-annually or annually
	•	LIBOR

	•	EURIBOR	•	minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums)

	•	Treasury rate

	•	CMT rate	•	denominated in a currency other than U.S. dollars or in a composite currency

	•	CD rate
			•	settlement in immediately available funds
	•	federal funds rate

•	ranked as senior indebtedness of Royal Bank of Canada

The final terms of each note will be included in a pricing supplement. If we sell all of the notes through agents, we expect to receive between $6,000,000,000 and $5,940,000,000 of the proceeds from the sale of the notes, after paying the agents’ commissions of between $0 and $60,000,000. See ‘‘Supplemental Plan of Distribution’’ beginning on page S-34 for additional information about the agents’ commissions. The aggregate initial offering price of the notes is subject to reduction as a result of the sale by Royal Bank of Canada of other debt securities pursuant to another prospectus supplement to the accompanying prospectus.

See ‘‘Risk Factors’’ beginning on page S-1 to read about factors you should consider before investing in any notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

Royal Bank of Canada may sell the notes directly or through one or more agents or dealers, including the agents listed below. The agents are not required to sell any particular amount of the notes.

Royal Bank of Canada may use this prospectus in the initial sale of any notes. In addition, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank of Canada may use this prospectus supplement and accompanying prospectus in a market-making or other transaction in any note after its initial sale. Unless Royal Bank of Canada or its agent informs the purchaser otherwise in the confirmation of sale or pricing supplement, this prospectus supplement and accompanying prospectus is being used in a market-making transaction.

The date of this prospectus supplement is December 21, 2005.

Prospectus Supplement
About This Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds.	S-4
Description of the Notes We May Offer	S-5
Certain Income Tax Consequences	S-22
Supplemental Plan of Distribution	S-34
Documents Filed As Part of the Registration Statement.	S-39

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	2
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	4
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	5
Capitalization and Indebtedness	6
Description of Securities We May Offer	6
The Trustee	22
Tax Consequences	22
Plan of Distribution	22
Benefit Plan Investor Considerations	24
Validity of Securities	25
Experts	25
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others	25
Documents Filed as Part of the Registration Statement	26

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the accompanying prospectus provide you with a general description of the notes we may offer. Each time we sell notes we will provide a pricing supplement containing specific information about the terms of the notes being offered. That pricing supplement may include a discussion of any risk factors or other special considerations that apply to those notes. The pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any pricing supplement, you should rely on the information in that pricing supplement.

RISK FACTORS

Our Credit Ratings May Not Reflect All Risks of an Investment in the Notes

     The credit ratings of our medium-term note program may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, your notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market for, or trading value of, your notes.

Risks Relating to Indexed Notes

     We use the term ‘‘indexed notes’’ to mean notes whose value is linked to an underlying property or index. Indexed notes may present a high level of risk, and those who invest in indexed notes may lose their entire investment. In addition, the treatment of indexed notes for U.S. federal income tax purposes is often unclear due to the absence of any authority specifically addressing the issues presented by any particular indexed note. Thus, if you propose to invest in indexed notes, you should independently evaluate the federal income tax consequences of purchasing an indexed note that apply in your particular circumstances. You should also read ‘‘Certain Income Tax Consequences—United States Federal Income Tax Consequences’’ in this prospectus supplement for a discussion of U.S. tax matters.

Investors in Indexed Notes Could Lose Their Investment

     The amount of principal and/or interest payable on an indexed note and the cash value or physical settlement value of a physically settled note will be determined by reference to the price, value or level of one or more securities, currencies, commodities or other properties, any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, and/or one or more indices or baskets of any of these items. We refer to each of these as an ‘‘index’’. The direction and magnitude of the change in the price, value or level of the relevant index will determine the amount of principal and/or interest payable on the indexed note, and the cash value or physical settlement value of a physically settled note. The terms of a particular indexed note may or may not include a guaranteed return of a percentage of the face amount at maturity or a minimum interest rate. Thus, if you purchase an indexed note, you may lose all or a portion of the principal or other amount you invest and may receive no interest on your investment.

The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

     The issuer of a security that serves as an index or part of an index for an indexed note will have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. The issuer may take actions, such as a merger or sale of assets, without regard to the interests of the holder. Any of these actions could adversely affect the value of a note indexed to that security or to an index of which that security is a component.

     If the index for an indexed note includes a non-U.S. dollar currency or other asset denominated in a non-U.S. dollar currency, the government that issues that currency will also have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. That government may take actions that could adversely affect the value of the note. See ‘‘—Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency’’ below for more information about these kinds of government actions.

An Indexed Note May Be Linked to a Volatile Index, Which Could Hurt Your Investment

     Some indices are highly volatile, which means that their value may change significantly, up or down, over a short period of time. The amount of principal and/or interest that can be expected to become payable on an indexed note may vary substantially from time to time. Because the amounts payable with respect to an indexed note are generally calculated based on the value or level of the relevant index on a specified date or over a limited period of time, volatility in the index increases the risk that the return on the indexed note may be adversely affected by a fluctuation in the level of the relevant index. The volatility of an index may be affected by political or economic events, including governmental actions, or by the activities of participants in the relevant markets. Any of these events or activities could adversely affect the value of an indexed note.

An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

     Some indices compiled by us or our affiliates or third parties may consist of or refer to several or many different securities, commodities or currencies or other instruments or measures. The compiler of such an index typically reserves the right to alter the composition of the index and the manner in which the value or level of the index is calculated. An alteration may result in a decrease in the value of or return on an indexed note that is linked to the index. The indices for our indexed notes may include published indices of this kind or customized indices developed by us or our affiliates in connection with particular issues of indexed notes.

     A published index may become unavailable, or a customized index may become impossible to calculate in the normal manner, due to events such as war, natural disasters, cessation of publication of the index or a suspension or disruption of trading in one or more securities, commodities or currencies or other instruments or measures on which the index is based. If an index becomes unavailable or impossible to calculate in the normal manner, the terms of a particular indexed note may allow us to delay determining the amount payable as principal or interest on an indexed note, or we may use an alternative method to determine the value of the unavailable index. Alternative methods of valuation are generally intended to produce a value similar to the value resulting from reference to the relevant index. However, it is unlikely that any alternative method of valuation we use will produce a value identical to the value that the actual index would have produced. If we use an alternative method of valuation for a note linked to an index of this kind, the value of the note, or the rate of return on it, may be lower than it otherwise would be.

     Some indexed notes are linked to indices that are not commonly used or that have been developed only recently. The lack of a trading history may make it difficult to anticipate the volatility or other risks associated with an indexed note of this kind. In addition, trading in these indices or their underlying stocks, commodities or currencies or other instruments or measures, or options or futures contracts on these stocks, commodities or currencies or other instruments or measures, may be limited, which could increase their volatility and decrease the value of the related indexed notes or the rates of return on them.

Pricing Information About the Property Underlying a Relevant Index May Not Be Available

     Special risks may also be presented because of differences in time zones between the United States and the market for the property underlying the relevant index, such that the underlying property is traded on a foreign exchange that is not open when the trading market for the notes in the United States, if any, is open or where trading occurs in the underlying property during times when the trading market for the notes in the United States, if any, is closed. In such cases, holders of the notes may have to make investment decisions at a time when current pricing information regarding the property underlying the relevant index is not available.

We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note

     In order to hedge an exposure on a particular indexed note, we may, directly or through our affiliates, enter into transactions involving the securities, commodities or currencies or other instruments or measures that underlie the index for the note, or involving derivative instruments, such as swaps, options or futures, on the index or any of its component items. By engaging in transactions of this kind, we could adversely affect the value of an indexed note. It is possible that we could achieve substantial returns from our hedging transactions while the value of the indexed note may decline.

Information About Indices May Not Be Indicative of Future Performance

     If we issue an indexed note, we may include historical information about the relevant index in the relevant pricing supplement. Any information about indices that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the relevant index that may occur in the future.

We May Have Conflicts of Interest Regarding an Indexed Note

     RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and our other affiliates may have conflicts of interest with respect to some indexed notes. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and our other affiliates may engage in trading, including trading for hedging purposes, for their proprietary accounts or for other accounts under their management, in indexed notes and in the securities, commodities or currencies or other instruments or measures on which the index is based or in other derivative instruments related to the index or its component items. These trading activities could adversely affect the value of indexed notes. We and our affiliates may also issue or underwrite securities or derivative instruments that are linked to the same index as one or more indexed notes. By introducing competing products into the marketplace in this manner, we could adversely affect the value of a particular indexed note.

     RBC Capital Markets Corporation or another of our affiliates may serve as calculation agent for the indexed notes and may have considerable discretion in calculating the amounts payable in respect of the notes. To the extent that RBC Capital Markets Corporation or another of our affiliates calculates or compiles a particular index, it may also have considerable discretion in performing the calculation or compilation of the index. Exercising discretion in this manner could adversely affect the value of an indexed note based on the index or the rate of return on the security.

Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency

     If you intend to invest in a non-U.S. dollar note—e.g., a note whose principal and/or interest is payable in a currency other than U.S. dollars or that may be settled by delivery of or reference to a non-U.S. dollar currency or property denominated in or otherwise linked to a non-U.S. dollar currency—you should consult your own financial and legal advisors as to the currency risks entailed by your investment. Notes of this kind may not be an appropriate investment for investors who are unsophisticated with respect to non-U.S. dollar currency transactions.

An Investment in a Non-U.S. Dollar Note Involves Currency-Related Risks

     An investment in a non-U.S. dollar note entails significant risks that are not associated with a similar investment in a note that is payable solely in U.S. dollars and where settlement value is not otherwise based on a non-U.S. dollar currency. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the various non-U.S. dollar currencies or composite currencies and the possibility of the imposition or modification of foreign exchange controls or other conditions by either the United States or non-U.S. governments. These risks generally depend on factors over which we have no control, such as economic and political events and the supply of and demand for the relevant currencies in the global markets.

Changes in Currency Exchange Rates Can Be Volatile and Unpredictable

     Rates of exchange between the U.S. dollar and many other currencies have been highly volatile, and this volatility may continue and perhaps spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in a note denominated in, or where value is otherwise linked to, a specified currency other than U.S. dollars. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. dollar-equivalent value of payments on the note, including the principal payable at maturity. That in turn could cause the market value of the note to fall. Depreciation of the specified currency against the U.S. dollar could result in a loss to the investor on a U.S. dollar basis.

     In courts outside of New York, investors may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on a non-U.S. dollar note in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the currency in which any particular note is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment.

Information About Exchange Rates May Not Be Indicative of Future Performance

     If we issue a non-U.S. dollar note, we may include in the relevant pricing supplement a currency supplement that provides information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future. That rate will likely differ from the exchange rate used under the terms that apply to a particular note.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     If we issue a U.S. dollar note and you are a non-U.S. investor who purchased such notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This prospectus supplement contains a general description of certain U.S. and Canadian tax consequences relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of notes and receiving payments of principal or other amounts under the notes.

USE OF PROCEEDS

     Except as otherwise set forth in a pricing supplement, the net proceeds from the sale of any notes will be added to our general funds and will be used for general banking purposes.

DESCRIPTION OF THE NOTES WE MAY OFFER

     You should carefully read the description of the terms and provisions of our debt securities and our senior debt securities indenture under ‘‘Description of Securities We May Offer’’ in the accompanying prospectus. That section, together with this prospectus supplement and the applicable pricing supplement, summarizes all the material terms of our senior debt securities indenture and your note. They do not, however, describe every aspect of our senior debt securities indenture and your note. For example, in this section entitled ‘‘Description of the Notes We May Offer’’, the accompanying prospectus and the applicable pricing supplement, we use terms that have been given special meanings in our senior debt securities indenture, but we describe the meanings of only the more important of those terms. The specific terms of any series of notes will be described in the relevant pricing supplement. As you read this section, please remember that the specific terms of your note as described in your pricing supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If your pricing supplement is inconsistent with this prospectus supplement or the accompanying prospectus, your pricing supplement will control with regard to your note. Thus, the statements we make in this section may not apply to your note.

General

     The notes will be issued under our senior indenture, dated as of October 23, 2003, between Royal Bank of Canada and JPMorgan Chase Bank, N.A., as trustee. The notes constitute a single series of debt securities of Royal Bank of Canada issued under the indenture. The term ‘‘debt securities’’, as used in this prospectus supplement, refers to all debt securities, including the notes, issued and issuable from time to time under the indenture. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The indenture is more fully described below in this section. Whenever we refer to specific provisions or defined terms in the indenture, those provisions or defined terms are incorporated in this prospectus supplement by reference. Section references used in this discussion are references to the indenture. Capitalized terms which are not otherwise defined shall have the meaning given to them in the indenture.

     The notes will be limited to an aggregate initial offering price of US$6,000,000,000, or at our option if so specified in the relevant pricing supplement, the equivalent of this amount in any other currency or currency unit, and will be our direct, unsecured obligations. This aggregate initial offering price is subject to reduction as a result of the sale by us of other debt securities pursuant to another prospectus supplement to the accompanying prospectus. The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

     We will offer the notes on a continuous basis through one or more agents listed in the section entitled ‘‘Supplemental Plan of Distribution’’ in this prospectus supplement. The indenture does not limit the aggregate principal amount of senior notes that we may issue. We may, from time to time, without the consent of the holders of the notes, provide for the issuance of notes or other debt securities under the indenture in addition to the US$6,000,000,000 aggregate initial offering price of notes noted on the cover of this prospectus. Each note issued under this prospectus will mature nine months or more from its date of issue, as selected by the purchaser and agreed to by us and may be subject to redemption or repayment before its stated maturity. Notes may be issued at significant discounts from their principal amount due on the stated maturity (or on any prior date on which the principal or an installment of principal of a note becomes due and payable, whether by the declaration of acceleration, call for redemption at our option, repayment at the option of the holder or otherwise), and some notes may not bear interest. We may from time to time, without the consent of the existing holders of the relevant notes, create and issue further notes having the same terms and conditions as such notes in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon.

     Unless we specify otherwise in the relevant pricing supplement, currency amounts in this prospectus supplement are expressed in U.S. dollars. Unless we specify otherwise in any note and pricing supplement, the notes will be denominated in U.S. dollars and payments of principal, premium, if any, and any interest on the notes will be made in U.S. dollars. If any note is to be denominated other than exclusively in U.S. dollars, or if the principal of, premium, if any, or any interest on the note is to be paid in one or more currencies (or currency units or in amounts determined by reference to an index or indices) other than that in which that note is denominated, additional information (including authorized denominations and related exchange rate information) will be provided in the relevant pricing supplement. Unless we specify otherwise in any pricing supplement, notes denominated in U.S. dollars will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).

     Interest rates that we offer on the notes may differ depending upon, among other factors, the aggregate principal amount of notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. We may change interest rates or formulas and other terms of notes from time to time, but no change of terms will affect any note we have previously issued or as to which we have accepted an offer to purchase.

     Each note will be issued as a book-entry note in fully registered form without coupons. Each note issued in book-entry form may be represented by a global note that we deposit with and register in the name of a financial institution or its nominee, that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable pricing supplement, The Depository Trust Company, New York, New York, will be the depositary for all notes in global form. Except as discussed in the accompanying prospectus under ‘‘Ownership and Book-Entry Issuance’’, owners of beneficial interests in book-entry notes will not be entitled to physical delivery of notes in certificated form. We will make payments of principal of, and premium, if any and interest, if any, on the notes through the applicable trustee to the depositary for the notes.

Legal Ownership

Street Name and Other Indirect Holders

     Investors who hold their notes in accounts at banks or brokers will generally not be recognized by us as legal holders of notes. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the notes, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold your notes in street name, you should check with your own institution to find out:

  how it handles note payments and notices;

  whether it imposes fees or charges;

  how it would handle voting if it were ever required;

  whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder as described below; and

  how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the notes run only to persons who are registered as holders of notes. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold your notes in that manner or because the notes are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Notes

     A global note is a special type of indirectly held security, as described above under ‘‘—Street Name and Other Indirect Holders’’. If we choose to issue notes in the form of global notes, the ultimate beneficial owners of global notes can only be indirect holders. We require that the global note be registered in the name of a financial institution we select.

     We also require that the notes included in the global note not be transferred to the name of any other direct holder except in the special circumstances described in the accompanying prospectus in the section ‘‘Ownership and Book-Entry Issuance’’. The financial institution that acts as the sole direct holder of the global note is called the depositary. Any person wishing to own a global note must do so indirectly by virtue of an account with a broker, bank or other financial institution, known as a ‘‘participant’’, that in turn has an account with the depositary. The pricing supplement indicates whether your series of notes will be issued only in the form of global notes.

     Further details of legal ownership are discussed in the accompanying prospectus in the section ‘‘Ownership and Book-Entry Issuance’’.

     In the remainder of this description ‘‘you’’ or ‘‘holder’’ means direct holders and not street name or other indirect holders of notes. Indirect holders should read the previous subsection titled ‘‘—Street Name and Other Indirect Holders’’.

Types of Notes

       We may issue the following three types of notes:

  Fixed Rate Notes. A note of this type will bear interest at a fixed rate described in the applicable pricing supplement. This type includes zero-coupon notes, which bear no interest and are instead issued at a price lower than the principal amount.

  Floating Rate Notes. A note of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. The various interest rate formulas and these other features are described below in ‘‘—Interest Rates—Floating Rate Notes’’. If your note is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in your pricing supplement.

  Indexed Notes. A note of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to:
–	one or more securities;
–	one or more currencies;
–	one or more commodities;
–	any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any event or circumstance; and/or
–	indices or baskets of any of these items.

     If you are a holder of an indexed note, you may receive a principal amount at maturity that is greater than or less than the face amount of your note depending upon the value of the applicable index at maturity. That value may fluctuate over time. If you purchase an indexed note your pricing supplement will include information about the relevant index and how amounts that are to become payable will be determined by reference to that index. Before you purchase any indexed note, you should read carefully the section entitled ‘‘Risk Factors—Risks Relating to Indexed Notes’’ above.

Original Issue Discount Notes

     A fixed rate note, a floating rate note or an indexed note may be an original issue discount note. A note of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An original issue discount note may be a zero-coupon note. A note issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount note, regardless of the amount payable upon redemption or acceleration of maturity. See ‘‘Certain Income Tax Consequences—United States Federal Income Tax Consequences’’ below for a brief description of the U.S. federal income tax consequences of owning an original issue discount note.

Information in the Pricing Supplement

Your pricing supplement will describe one or more of the following terms of your note:

  the stated maturity;

  the specified currency or currencies for principal and interest, if not U.S. dollars;

  the price at which we originally issue your note, expressed as a percentage of the principal amount, and the original issue date;

  whether your note is a fixed rate note, a floating rate note or an indexed note;

  if your note is a fixed rate note, the yearly rate at which your note will bear interest, if any, and the interest payment dates;

  if your note is a floating rate note, the interest rate basis, which may be one of the eight interest rate bases described in ‘‘—Interest Rates—Floating Rate Notes’’ below; any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; and the interest reset, determination, calculation and payment dates, all of which we describe under ‘‘—Interest Rates—Floating Rate Notes’’ below;

  if your note is an indexed note, the principal amount, if any, we will pay you at maturity, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any;

  if your note is an original issue discount note, the yield to maturity;

  if applicable, the circumstances under which your note may be redeemed at our option before the stated maturity, including any redemption commencement date, redemption price(s) and redemption period(s);

  if applicable, the circumstances under which you may demand repayment of your note before the stated maturity, including any repayment commencement date, repayment price(s) and repayment period(s);

  any special Canadian or United States federal income tax consequences of the purchase, ownership or disposition of a particular issuance of notes;

  the use of proceeds, if materially different than those discussed in this prospectus supplement; and

  any other terms of your note, which could be different from those described in this prospectus supplement.

Market-Making Transactions

     lf you purchase your note in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates resells a note that it has previously acquired from another holder. A market-making transaction in a particular note occurs after the original sale of the note.

Redemption at the Option of Royal Bank of Canada; No Sinking Fund

     If an initial redemption date is specified in the applicable pricing supplement, we may redeem the particular notes prior to their stated maturity date at our option on any date on or after that initial redemption date in whole or from time to time in part in increments of $1,000 or any other integral multiple of an authorized denomination specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least $1,000 or other minimum authorized denomination applicable thereto), at the redemption price or prices specified in that pricing supplement, together with unpaid interest accrued thereon to the date of redemption. Unless otherwise specified in the applicable pricing supplement, we must give written notice to registered holders of the particular notes to be redeemed at our option not more than 60 nor less than 30 calendar days prior to the date of redemption.

       The notes will not be subject to, or entitled to the benefit of, any sinking fund.

Repayment at the Option of the Holder

     If one or more optional repayment dates are specified in the applicable pricing supplement, registered holders of the particular notes may require us to repay those notes prior to their stated maturity date on any optional repayment date in whole or from time to time in part in increments of $1,000 or any other integral multiple of an authorized denomination specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least $1,000 or other minimum authorized denomination applicable thereto), at the repayment price or prices specified in that pricing supplement, together with unpaid interest accrued thereon to the date of repayment. A registered holder’s exercise of the repayment option will be irrevocable.

     For any note to be repaid, the applicable trustee must receive, at its corporate trust office in the Borough of Manhattan, The City of New York, not more than 60 nor less than 30 calendar days prior to the date of repayment, the particular notes to be repaid and, in the case of a book-entry note, repayment instructions from the applicable beneficial owner to the depositary and forwarded by the depositary. Only the depositary may exercise the repayment option in respect of global notes representing book-entry notes. Accordingly, beneficial owners of global notes that desire to have all or any portion of the book-entry notes represented thereby repaid must instruct the participant through which they own their interest to direct the depositary to exercise the repayment option on their behalf by forwarding the repayment instructions to the applicable trustee as aforesaid. In order to ensure that these instructions are received by the applicable trustee on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners should consult their participants for the respective deadlines. In addition, at the time repayment instructions are given, each beneficial owner shall cause the participant through which it owns its interest to transfer the beneficial owner’s interest in the global note representing the related book-entry notes, on the depositary’s records, to the applicable trustee.

     If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders thereof.

     We may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the applicable trustee for cancellation.

Interest

     Each interest-bearing note will bear interest from its date of issue at the rate per annum, in the case of a fixed rate note, or pursuant to the interest rate formula, in the case of a floating rate note, in each case as specified in the applicable pricing supplement, until the principal thereof is paid. We will make interest payments in respect of fixed rate notes and floating rate notes in an amount equal to the interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid, to but excluding the applicable interest payment date or the maturity date, as the case may be (each, an ‘‘interest period’’).

     Interest on fixed rate notes and floating rate notes will be payable in arrears on each interest payment date and on the maturity date. The first payment of interest on any note originally issued between a regular record date and the related interest payment date will be made on the interest payment date immediately following the next succeeding record date to the registered holder on the next succeeding record date. The ‘‘regular record date’’ shall be the fifteenth calendar day, whether or not a ‘‘business day’’, immediately preceding the related interest payment date. ‘‘Business day’’ is defined below under ‘‘—Interest Rates—Special Rate Calculation Terms’’. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

Interest Rates

     This subsection describes the different kinds of interest rates that may apply to your note, if it bears interest.

Fixed Rate Notes

     The relevant pricing supplement will specify the interest payment dates for a fixed rate note as well as the maturity date. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months or such other day count fraction set forth in the pricing supplement.

     If any interest payment date or the maturity date of a fixed rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and/or interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Floating Rate Notes

     In this subsection, we use several specialized terms relating to the manner in which floating interest rates are calculated. These terms appear in bold, italicized type the first time they appear, and we define these terms in ‘‘—Special Rate Calculation Terms’’ at the end of this subsection.

The following will apply to floating rate notes.

     Interest Rate Basis. We currently expect to issue floating rate notes that bear interest at rates based on one or more of the following interest rate bases:

  commercial paper rate;

  U.S. prime rate;

  LIBOR;

  EURIBOR;

  treasury rate;

  CMT rate;

  CD rate; and/or

  federal funds rate.

     We describe each of the interest rate bases in further detail below in this subsection. If you purchase a floating rate note, your pricing supplement will specify the interest rate basis that applies to your note.

     Calculation of Interest. Calculations relating to floating rate notes will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may include any affiliate of ours, such as RBC Capital Markets Corporation. The pricing supplement for a particular floating rate note will name the institution that we have appointed to act as the calculation agent for that note as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the note without your consent and without notifying you of the change.

     For each floating rate note, the calculation agent will determine, on the corresponding interest calculation date or on the interest determination date, as described below, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period—that is, the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the relevant pricing supplement.

     Upon the request of the holder of any floating rate note, the calculation agent will provide for that note the interest rate then in effect—and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

     All percentages resulting from any calculation relating to a note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to a floating rate note will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

     In determining the interest rate basis that applies to a floating rate note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as discussed below. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any agent participating in the distribution of the relevant floating rate notes and its affiliates, and they may include our affiliates.

     Initial Interest Rate. For any floating rate note, the interest rate in effect from the original issue date to the first interest reset date will be the initial interest rate. We will specify the initial interest rate or the manner in which it is determined in the relevant pricing supplement.

     Spread or Spread Multiplier. In some cases, the interest rate basis for a floating rate note may be adjusted:

  by adding or subtracting a specified number of basis points, called the spread, with one basis point being 0.01%; or
  by multiplying the interest rate basis by a specified percentage, called the spread multiplier.

     If you purchase a floating rate note, your pricing supplement will indicate whether a spread or spread multiplier will apply to your note and, if so, the amount of the spread or spread multiplier.

     Maximum and Minimum Rates. The actual interest rate, after being adjusted by the spread or spread multiplier, may also be subject to either or both of the following limits:

  a maximum rate—i.e., a specified upper limit that the actual interest rate in effect at any time may not exceed; and/or a minimum rate—i.e., a specified lower limit that the actual interest rate in effect at any time may not fall below.

     If you purchase a floating rate note, your pricing supplement will indicate whether a maximum rate and/or minimum rate will apply to your note and, if so, what those rates are.

     Whether or not a maximum rate applies, the interest rate on a floating rate note will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application and the Criminal Code (Canada). Under current New York law, the maximum rate of interest, with some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per year on a simple interest basis. These limits do not apply to loans of $2,500,000 or more, except for the Criminal Code (Canada), which limits the rate to 60%.

     The rest of this subsection describes how the interest rate and the interest payment dates will be determined, and how interest will be calculated, on a floating rate note.

     Interest Reset Dates. The rate of interest on a floating rate note will be reset, by the calculation agent described below, daily, weekly, monthly, quarterly, semi-annually or annually. The date on which the interest rate resets and the reset rate becomes effective is called the interest reset date. Except as otherwise specified in the applicable pricing supplement, the interest reset date will be as follows:

  for floating rate notes that reset daily, each business day;

  for floating rate notes that reset weekly and are not treasury rate notes, the Wednesday of each week;

  for treasury rate notes that reset weekly, the Tuesday of each week;

  for floating rate notes that reset monthly, the third Wednesday of each month;

  for floating rate notes that reset quarterly, the third Wednesday of each of four months of each year as indicated in the relevant pricing supplement;

  for floating rate notes that reset semi-annually, the third Wednesday of each of two months of each year as indicated in the relevant pricing supplement; and

  for floating rate notes that reset annually, the third Wednesday of one month of each year as indicated in the relevant pricing supplement.

     For a floating rate note, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest interest reset date that occurs on or before that day. There are several exceptions, however, to the reset provisions described above.

     If any interest reset date for a floating rate note would otherwise be a day that is not a business day, the interest reset date will be postponed to the next day that is a business day. For a LIBOR or EURIBOR note, however, if that business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

     Interest Determination Dates. The interest rate that takes effect on an interest reset date will be determined by the calculation agent by reference to a particular date called an interest determination date. Except as otherwise indicated in the relevant pricing supplement:

  for commercial paper rate, federal funds rate and U.S. prime rate notes, the interest determination date relating to a particular interest reset date will be the business day preceding the interest reset date;

  for LIBOR notes, the interest determination date relating to a particular interest reset date will be the second London business day preceding the interest reset date, unless the index currency is pounds sterling, in which case the interest determination date will be the interest reset date. We refer to an interest determination date for a LIBOR note as a LIBOR interest determination date;

  for EURIBOR notes, the interest determination date relating to a particular interest reset date will be the second euro business day preceding the interest reset date. We refer to an interest determination date for a EURIBOR note as a EURIBOR interest determination date;

  for treasury rate notes, the interest determination date relating to a particular interest reset date, which we refer to as a treasury interest determination date, will be the day of the week in which the interest reset date falls on which treasury bills— i.e., direct obligations of the U.S. government—would normally be auctioned. Treasury bills are usually sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding Friday. If as the result of a legal holiday an auction is held on the preceding Friday, that Friday will be the treasury interest determination date relating to the interest reset date occurring in the next succeeding week; and

  for CD rate and CMT rate notes, the interest determination date relating to a particular interest reset date will be the second business day preceding the interest reset date.

     The interest determination date pertaining to a floating rate note the interest rate of which is determined with reference to two or more interest rate bases will be the latest business day which is at least two business days before the related interest reset date for the applicable floating rate note on which each interest rate basis is determinable.

     Interest Calculation Dates. As described above, the interest rate that takes effect on a particular interest reset date will be determined by reference to the corresponding interest determination date. Except for LIBOR notes and EURIBOR notes, however, the determination of the rate will actually be made on a day no later than the corresponding interest calculation date. The interest calculation date will be the earlier of the following:

  the tenth calendar day after the interest determination date or, if that tenth calendar day is not a business day, the next succeeding business day; and

  the business day immediately preceding the interest payment date or the maturity, whichever is the day on which the next payment of interest will be due.

     The calculation agent need not wait until the relevant interest calculation date to determine the interest rate if the rate information it needs to make the determination is available from the relevant sources sooner.

     Interest Payment Dates. The interest payment dates for a floating rate note will depend on when the interest rate is reset and, unless we specify otherwise in the relevant pricing supplement, will be as follows:

  for floating rate notes that reset daily, weekly or monthly, the third Wednesday of each month;

  for floating rate notes that reset quarterly, the third Wednesday of the four months of each year specified in the relevant pricing supplement;

  for floating rate notes that reset semi-annually, the third Wednesday of the two months of each year specified in the relevant pricing supplement; or

  for floating rate notes that reset annually, the third Wednesday of the month specified in the relevant pricing supplement.

     Regardless of these rules, if a note is originally issued after the regular record date and before the date that would otherwise be the first interest payment date, the first interest payment date will be the date that would otherwise be the second interest payment date.

     In addition, the following special provision will apply to a floating rate note with regard to any interest payment date other than one that falls on the maturity. If the interest payment date would otherwise fall on a day that is not a business day, then the interest payment date will be the next day that is a business day. However, if the floating rate note is a LIBOR note or a EURIBOR note and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. If the maturity date of a floating rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

     Calculation Agent. We have initially appointed JPMorgan Chase Bank, N.A. as our calculation agent for the notes. See ‘‘—Calculation of Interest’’ above for details regarding the role of the calculation agent.

Commercial Paper Rate Notes

     If you purchase a commercial paper rate note, your note will bear interest at an interest rate equal to the commercial paper rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The commercial paper rate will be the money market yield of the rate, for the relevant interest determination date, for commercial paper having the index maturity indicated in your pricing supplement, as published in H.15(519) under the heading ‘‘Commercial Paper—Nonfinancial’’. If the commercial paper rate cannot be determined as described above, the following procedures will apply.

  If the rate described above does not appear in H.15(519) at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the commercial paper rate will be the rate, for the relevant interest determination date, for commercial paper having the index maturity specified in your pricing supplement, as published in H.15 daily update or any other recognized electronic source used for displaying that rate, under the heading ‘‘Commercial Paper—Nonfinancial’’.

  If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the commercial paper rate will be the money market yield of the arithmetic mean of the following offered rates for U.S. dollar commercial paper that has the relevant index maturity and is placed for an industrial issuer whose bond rating is ‘‘AA’’, or the equivalent, from a nationally recognized rating agency: the rates offered as of 11:00 A.M., New York City time, on the relevant interest determination date, by three leading U.S. dollar commercial paper dealers in New York City selected by the calculation agent.

  If fewer than three dealers selected by the calculation agent are quoting as described above, the commercial paper rate for the new interest period will be the commercial paper rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

U.S. Prime Rate Notes

     If you purchase a U.S. prime rate note, your note will bear interest at an interest rate equal to the U.S. prime rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The U.S. prime rate will be the rate, for the relevant interest determination date, published in H.15(519) under the heading ‘‘Bank Prime Loan’’. If the U.S. prime rate cannot be determined as described above, the following procedures will apply.

  If the rate described above does not appear in H.15(519) at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the U.S. prime rate will be the rate, for the relevant interest determination date, as published in H.15 daily update or another recognized electronic source used for the purpose of displaying that rate, under the heading ‘‘Bank Prime Loan’’.

  If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the U.S. prime rate will be the arithmetic mean of the following rates as they appear on the Reuters screen US PRIME 1 page: the rate of interest publicly announced by each bank appearing on that page as that bank’s prime rate or base lending rate, as of 11:00 A.M., New York City time, on the relevant interest determination date.

  If fewer than four of these rates appear on the Reuters screen US PRIME 1 page, the U.S. prime rate will be the arithmetic mean of the prime rates or base lending rates, as of the close of business on the relevant interest determination date, of three major banks in New York City selected by the calculation agent. For this purpose, the calculation agent will use rates quoted on the basis of the actual number of days in the year divided by a 360-day year.

  If fewer than three banks selected by the calculation agent are quoting as described above, the U.S. prime rate for the new interest period will be the U.S. prime rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

LIBOR Notes

     If you purchase a LIBOR note, your note will bear interest at an interest rate equal to LIBOR, which will be the London interbank offered rate for deposits in U.S. dollars or any other index currency, as noted in your pricing supplement. In addition, when LIBOR is the interest rate basis the applicable LIBOR rate will be adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement. LIBOR will be determined in the following manner:

  LIBOR will be either:
  the offered rate appearing on the Telerate LIBOR page; or

  the arithmetic mean of the offered rates appearing on the Reuters screen LIBO page unless that page by its terms cites only one rate, in which case that rate;
  in either case, as of 11:00 A.M., London time, on the relevant LIBOR interest determination date, for deposits of the relevant index currency having the relevant index maturity beginning on the relevant interest reset date. Your pricing supplement will indicate the index currency, the index maturity and the reference page that apply to your LIBOR note. If no reference page is mentioned in your pricing supplement, Telerate LIBOR page will apply to your LIBOR note.

  If Telerate LIBOR page applies and the rate described above does not appear on that page, or if Reuters screen LIBO page applies and fewer than two of the rates described above appears on that page or no rate appears on any page on which only one rate normally appears, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant LIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits of the index currency having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the quotations.

  If fewer than two quotations are provided as described above, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in the applicable principal financial center, on that LIBOR interest determination date, by three major banks in that financial center selected by the calculation agent: loans of the index currency having the relevant index maturity, beginning on the relevant interest reset date and in a representative amount.

  If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

EURIBOR Notes

     If you purchase a EURIBOR note, your note will bear interest at an interest rate equal to the interest rate for deposits in euro, designated as ‘‘EURIBOR’’ and sponsored jointly by the European Banking Federation and ACI—the Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing that rate. In addition, when EURIBOR is the interest rate basis the EURIBOR base rate will be adjusted by the spread or spread multiplier, if any, specified in your pricing supplement. EURIBOR will be determined in the following manner:

  EURIBOR will be the offered rate for deposits in euros having the index maturity specified in your pricing supplement, beginning on the second euro business day after the relevant EURIBOR interest determination date, as that rate appears on Telerate page 248 as of 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date.

  If the rate described above does not appear on Telerate page 248, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the euro-zone interbank market by the principal euro-zone office of each of four major banks in that market selected by the calculation agent: euro deposits having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal euro-zone office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the quotations.

  If fewer than two quotations are provided as described above, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading euro-zone banks quoted, at approximately 11:00 A.M., Brussels time on that EURIBOR interest determination date, by three major banks in the euro-zone selected by the calculation agent: loans of euros having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount.

  If fewer than three banks selected by the calculation agent are quoting as described above, EURIBOR for the new interest period will be EURIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Treasury Rate Notes

     If you purchase a treasury rate note, your note will bear interest at an interest rate equal to the treasury rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The treasury rate will be the rate for the auction, on the relevant treasury interest determination date, of treasury bills having the index maturity specified in your pricing supplement, as that rate appears on Telerate page 56 or 57 under the heading ‘‘Investment Rate’’. If the treasury rate cannot be determined in this manner, the following procedures will apply.

  If the rate described above does not appear on either page at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, the treasury rate will be the bond equivalent yield of the rate, for the relevant interest determination date, for the type of treasury bill described above, as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading ‘‘U.S. Government Securities/Treasury Bills/Auction High’’.

  If the rate described in the prior paragraph does not appear in H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the auction rate, for the relevant treasury interest determination date and for treasury bills of the kind described above, as announced by the U.S. Department of the Treasury.

  If the auction rate described in the prior paragraph is not so announced by 3:00 P.M., New York City time, on the relevant interest calculation date, or if no such auction is held for the relevant week, then the treasury rate will be the bond equivalent yield of the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the specified index maturity, as published in H.15(519) under the heading ‘‘U.S. Government Securities/Treasury Bills/Secondary Market’’.

  If the rate described in the prior paragraph does not appear in H.15(519) at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the treasury rate will be the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the specified index maturity, as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading ‘‘U.S. Government Securities/Treasury Bills/Secondary Market’’.

  If the rate described in the prior paragraph does not appear in H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the arithmetic mean of the following secondary market bid rates for the issue of treasury bills with a remaining maturity closest to the specified index maturity: the rates bid as of approximately 3:30 P.M., New York City time, on the relevant treasury interest determination date, by three primary U.S. government securities dealers in New York City selected by the calculation agent.

  If fewer than three dealers selected by the calculation agent are quoting as described in the prior paragraph, the treasury rate in effect for the new interest period will be the treasury rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CD Rate Notes

     If you purchase a CD rate note, your note will bear interest at an interest rate equal to the CD rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The CD rate will be the rate, on the relevant interest determination date, for negotiable U.S. dollar certificates of deposit having the index maturity specified in your pricing supplement, as published in H.15(519) under the heading ‘‘CDs (Secondary Market)’’. If the CD rate cannot be determined in this manner, the following procedures will apply.

  If the rate described above does not appear in H.15(519) at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CD rate will be the rate, for the relevant interest determination date, described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading ‘‘CDs (Secondary Market)’’.

  If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the CD rate will be the arithmetic mean of the following secondary market offered rates for negotiable U.S. dollar certificates of deposit of major U.S. money market banks with a remaining maturity closest to the specified index maturity, and in a representative amount: the rates offered as of 10:00 A.M., New York City time, on the relevant interest determination date, by three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in New York City, as selected by the calculation agent.

  If fewer than three dealers selected by the calculation agent are quoting as described above, the CD rate in effect for the new interest period will be the CD rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CMT Rate Notes

     If you purchase a CMT rate note, your note will bear interest at an interest rate equal to the CMT rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The CMT rate will be the following rate displayed on the designated CMT Moneyline Telerate page under the heading ‘‘. . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 Mondays Approximately 3:45 P.M.’’, under the column for the designated CMT index maturity:

  if the designated CMT Moneyline Telerate page is Telerate page 7051, the rate for the relevant interest determination date; or

  if the designated CMT Moneyline Telerate page is Telerate page 7052, the weekly or monthly average, as specified in your pricing supplement, for the week that ends immediately before the week in which the relevant interest determination date falls, or for the month that ends immediately before the month in which the relevant interest determination date falls, as applicable.

If the CMT rate cannot be determined in this manner, the following procedures will apply.

  If the applicable rate described above is not displayed on the relevant designated CMT Moneyline Telerate page at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CMT rate will be the applicable treasury constant maturity rate described above—i.e., for the designated CMT index maturity and for either the relevant interest determination date or the weekly or monthly average, as applicable—as published in H.15(519).

  If the applicable rate described above does not appear in H.15(519) at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the treasury constant maturity rate, or other U.S. treasury rate, for the designated CMT index maturity and with reference to the relevant interest determination date, that:

  is published by the Board of Governors of the Federal Reserve System, or the U.S.Department of the Treasury; and

  is determined by the calculation agent to be comparable to the applicable rate formerly displayed on the designated CMT Moneyline Telerate page and published in H.15(519).
  If the rate described in the prior paragraph does not appear at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market bid rates for the most recently issued treasury notes having an original maturity of approximately the designated CMT index maturity and a remaining term to maturity of not less than the designated CMT index maturity minus one year, and in a representative amount: the bid rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three primary U.S. government securities dealers in New York City selected by the calculation agent. In selecting these bid rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation—or, if there is equality, one of the highest—and the lowest quotation—or, if there is equality, one of the lowest. Treasury notes are direct, non-callable, fixed rate obligations of the U.S. government.

  If the calculation agent is unable to obtain three quotations of the kind described in the prior paragraph, the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market bid rates for treasury notes with an original maturity longer than the designated CMT index maturity, with a remaining term to maturity closest to the designated CMT index maturity and in a representative amount: the bid rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three primary U.S. government securities dealers in New York City selected by the calculation agent. In selecting these bid rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation (or, if there is equality, one of the highest) and the lowest quotation (or, if there is equality, one of the lowest). If two treasury notes with an original maturity longer than the designated CMT index maturity have remaining terms to maturity that are equally close to the designated CMT index maturity, the calculation agent will obtain quotations for the treasury note with the shorter remaining term to maturity.

  If fewer than five but more than two of these primary dealers are quoting as described in the prior paragraph, then the CMT rate for the relevant interest determination date will be based on the arithmetic mean of the bid rates so obtained, and neither the highest nor the lowest of those quotations will be disregarded.

  If two or fewer primary dealers selected by the calculation agent are quoting as described above, the CMT rate in effect for the new interest period will be the CMT rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Federal Funds Rate Notes

     If you purchase a federal funds rate note, your note will bear interest at an interest rate equal to the federal funds rate and adjusted by the spread or spread multiplier, if any, indicated in your pricing supplement.

     The federal funds rate will be the rate for U.S. dollar federal funds on the relevant interest determination date, as published in H.15(519) under the heading ‘‘Federal Funds (Effective)’’, as that rate is displayed on Telerate page 120. If the federal funds rate cannot be determined in this manner, the following procedures will apply.

  If the rate described above is not displayed on Telerate page 120 at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the federal funds rate, for the relevant interest determination date, will be the rate described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading ‘‘Federal Funds (Effective)’’.

  If the rate described above is not displayed on Telerate page 120 and does not appear in H.15(519), H.15 daily update or another recognized electronic source at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the federal funds rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds arranged, before 9:00 A.M., New York City time, on the relevant interest determination date, by three leading brokers of U.S. dollar federal funds transactions in New York City selected by the calculation agent.

  If fewer than three brokers selected by the calculation agent are quoting as described above, the federal funds rate in effect for the new interest period will be the federal funds rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Special Rate Calculation Terms

     In this subsection entitled ‘‘—Interest Rates’’, we use several terms that have special meanings relevant to calculating floating interest rates. We define these terms as follows: The term ‘‘bond equivalent yield’’ means a yield expressed as a percentage and calculated in accordance with the following formula:

bond equivalent yield
	=	D x N	x	100
360 – (D x M)

where

       ‘‘D’’ means the annual rate for treasury bills quoted on a bank discount basis and expressed as a decimal;

       ‘‘N’’ means 365 or 366, as the case may be; and

       ‘‘M’’ means the actual number of days in the applicable interest reset period.

     The term ‘‘business day’’ means, for any note, a day that meets all the following applicable requirements:

  for all notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City, Toronto or London;

  if the note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the applicable principal financial center; and

  if the note is a EURIBOR note or has a specified currency of euros, or is a LIBOR note for which the index currency is euros, is also a euro business day.

     The term ‘‘designated CMT index maturity’’ means the index maturity for a CMT rate note and will be the original period to maturity of a U.S. treasury security—either 1, 2, 3, 5, 7, 10, 20 or 30 years—specified in the applicable pricing supplement.

     The term ‘‘designated CMT Moneyline Telerate page’’ means the Telerate page mentioned in the relevant pricing supplement that displays treasury constant maturities as reported in H.15(519). If no Telerate page is so specified, then the applicable page will be Telerate page 7052. If Telerate page 7052 applies but the relevant pricing supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

     The term ‘‘euro business day’’ means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

     The term ‘‘euro-zone’’ means, at any time, the region comprised of the member states of the European Economic and Monetary Union that, as of that time, have adopted a single currency in accordance with the Treaty on European Union of February 1992.

     ‘‘H.15(519)’’ means the weekly statistical release entitled ‘‘Statistical Release H.15(519)’’, or any successor publication, published by the Board of Governors of the Federal Reserve System.

     ‘‘H.15 daily update’’ means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System, at http://www.federalreserve.gov/ releases/h15/update, or any successor site or publication.

     The term ‘‘index currency’’ means, with respect to a LIBOR note, the currency specified as such in the relevant pricing supplement. The index currency may be U.S. dollars or any other currency, and will be U.S. dollars unless another currency is specified in the relevant pricing supplement.

     The term ‘‘index maturity’’ means, with respect to a floating rate note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable pricing supplement.

     ‘‘London business day’’ means any day on which dealings in the relevant index currency are transacted in the London interbank market.

     The term ‘‘money market yield’’ means a yield expressed as a percentage and calculated in accordance with the following formula:

money market yield
	=	D x 360	x	100
360 – (D x M)

where

‘‘D’’ means the annual rate for commercial paper quoted on a bank discount basis and expressed as a    decimal; and

‘‘M’’ means the actual number of days in the relevant interest reset period.

     The term ‘‘principal financial center’’ means the capital city of the country to which an index currency relates (or the capital city of the country issuing the specified currency, as applicable), except that with respect to U.S. dollars, Australian dollars, Canadian dollars, South African rands and Swiss francs, the ‘‘principal financial center’’ means The City of New York, Sydney, Toronto, Johannesburg and Zurich, respectively, and with respect to euros the principal financial center means London.

     The term ‘‘representative amount’’ means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

     ‘‘Reuters screen LIBO page’’ means the display on the Reuters Monitor Money Rates Service, or any successor service, on the page designated as ‘‘LIBO’’ or any replacement page or pages on which London interbank rates of major banks for the relevant index currency are displayed.

     ‘‘Reuters screen US PRIME 1 page’’ means the display on the ‘‘US PRIME 1’’ page on the Reuters Monitor Money Rates Service, or any successor service, or any replacement page or pages on that service, for the purpose of displaying prime rates or base lending rates of major U.S. banks.

     ‘‘Telerate LIBOR page’’ means Telerate page 3750 or any replacement page or pages on which London interbank rates of major banks for the relevant index currency are displayed.

     ‘‘Telerate page’’ means the display on Moneyline Telerate, or any successor service, on the page or pages specified in this prospectus or the relevant pricing supplement, or any replacement page or pages on that service.

     If, when we use the terms designated CMT Moneyline Telerate page, H.15(519), H.15 daily update, Reuters screen LIBO page, Reuters screen US PRIME 1 page, Telerate LIBOR page or Telerate page, we refer to a particular heading or headings on any of those pages, those references include any successor or replacement heading or headings as determined by the calculation agent.

Other Provisions; Addenda

     Any provisions relating to the notes, including the determination of the interest rate basis, calculation of the interest rate applicable to a floating rate note, its interest payment dates, any redemption or repayment provisions, or any other term relating thereto, may be modified and/or supplemented by the terms as specified under ‘‘Other Provisions’’ on the face of the applicable notes or in an Addendum relating to the applicable notes, if so specified on the face of the applicable notes, and, in each case, in the relevant pricing supplement.

CERTAIN INCOME TAX CONSEQUENCES

Certain Canadian Income Tax Considerations

     The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ‘‘Act’’) and Income Tax Regulations (the ‘‘Regulations’’) in effect at the date hereof generally applicable to a holder of notes who acquires notes in the original offering, and who, at all relevant times and for purposes of the Act, is not resident and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold notes in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a ‘‘Non-Resident Holder’’).

     This summary is based upon the provisions of the Act and the Regulations in force on the date hereof, proposals to amend the Act and the Regulations in a form publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (included for this purpose in the reference to the Act and Regulations) and the current administrative practices and policies published by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial or foreign income tax legislation. Subsequent developments could have a material effect on the following description.

     Canadian federal income tax considerations applicable to notes may be described particularly, when such notes are offered, in the pricing supplement related thereto. In the event the Canadian federal income tax considerations are described in such pricing supplement, the following description will be superseded by the description in the pricing supplement to the extent indicated therein.

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a note (including accrued interest on the note in certain cases involving the assignment or other transfer of a note to a resident or deemed resident of Canada) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment and:

  such interest is payable in a currency other than Canadian currency and such note is not repayable in Canadian currency; or

  such interest is payable in Canadian currency and such note is denominated in Canadian currency and issued from one of our branches or offices in a country other than Canada;

unless all or any portion of such interest (other than on a ‘‘prescribed obligation’’ described below) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation. A ‘‘prescribed obligation’’ is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the preceding sentence. IF ANY INTEREST PAYABLE ON A NOTE, OR ANY PORTION OF THE PRINCIPAL AMOUNT OF A NOTE IN EXCESS OF ITS ISSUE PRICE, IS TO BE CALCULATED BY REFERENCE TO AN INDEX OR FORMULA OR ANY NOTE IS ISSUED AS PARTLY PAID, SUCH INTEREST OR PRINCIPAL, AS THE CASE MAY BE, MAY BE SUBJECT TO CANADIAN NON-RESIDENT WITHHOLDING TAX.

     In the event that a note is redeemed, cancelled, repurchased or purchased by us or any other person resident or deemed to be resident in Canada from a Non-Resident Holder or is otherwise assigned or transferred by a Non-Resident Holder to a person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof or in certain cases the price for which such note was assigned or transferred by a person resident or deemed to be resident in Canada to the Non-Resident Holder, the excess may, in certain circumstances, be deemed to be interest and may be subject to non-resident withholding tax if the note is not considered to be an ‘‘excluded obligation’’ for purposes of the Act and such interest is not otherwise exempt from non-resident withholding tax. A note described in (a) above (as well as certain notes issued at no discount on their principal amount, or at a ‘‘shallow’’ discount, as set out in the Act) will be an ‘‘excluded obligation’’ for this purpose.

     Generally, there are no other taxes on income (including taxable capital gains) payable in respect of a note or interest, discount, or premium thereon by a Non-Resident Holder.

     The foregoing summary is of a general nature only, and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders should therefore consult their own tax advisors with respect to their particular circumstances. Certain United States Federal Income Tax Consequences

     This section describes the material United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the offering and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies,

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

  a bank,

  a life insurance company,

  a tax-exempt organization,

  a person that owns notes that are a hedge or that are hedged against interest rate or currency risks,

  a person that owns notes as part of a straddle or conversion transaction for tax purposes, or a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar,

  a person who is not a United States holder (as defined below).

     This section deals only with notes that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

     This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

   a citizen or resident of the United States,

  a domestic corporation,
  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

       If you are not a United States holder, this section does not apply to you.

Payments of Interest

     Except as described below in the case of interest on a discount note that is not qualified stated interest each as defined below under ‘‘—Original Issue Discount—General’’, you will be taxed on any interest on your note, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

     Interest paid by us on the notes and original issue discount, if any, accrued with respect to the notes (as described below under ‘‘—Original Issue Discount—General’’) and any additional amounts paid with respect to withholding tax on the notes, including withholding tax on payments of such additional amounts (‘‘additional amounts’’) is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest, original issue discount and additional amounts paid in taxable years beginning before January 1, 2007, with certain exceptions, will be ‘‘passive’’ income, while interest, original issue discount and additional amounts paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be ‘‘passive’’ or ‘‘general’’ income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

     Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

     Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the average rate for that part of the period within the taxable year.

     If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

     When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

     General. If you own a note, other than a note with a term of one year or less, it will be treated as a discount note issued at an original issue discount if the amount by which the note’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a note’s issue price will be the first price at which a substantial amount of notes included in the issue of which the note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A note’s stated redemption price at maturity is the total of all payments provided by the note that are not payments of qualified stated interest. Generally, an interest payment on a note is qualified stated interest if it is one of a series of stated interest payments (other than debt instruments of the issuer) on a note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the note. There are special rules for variable rate notes that are discussed under ‘‘—Variable Rate Notes’’.

     In general, your note is not a discount note if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1 / 4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your note will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your note has de minimis original issue discount, you must include the de minimis amount in income, as capital gain, as stated principal payments are made on the note, unless you make the election described below under ‘‘—Election to Treat All Interest as Original Issue Discount’’. You can determine the includible amount with respect to each such payment by multiplying the total amount of your note’s de minimis original issue discount by a fraction equal to:

  the amount of the principal payment made

divided by:

  the stated principal amount of the note.

     Generally, if your discount note matures more than one year from its date of issue, you must include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your note. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount note for each day during the taxable year or portion of the taxable year that you hold your discount note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount note and you may vary the length of each accrual period over the term of your discount note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount note must occur on either the first or final day of an accrual period.

     You can determine the amount of OID allocable to an accrual period by:

  multiplying your discount note’s adjusted issue price at the beginning of the accrual period by your note’s yield to maturity, and then subtracting from this figure the sum of the payments of qualified stated interest on your note allocable to the accrual period.

     You must determine the discount note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount note’s adjusted issue price at the beginning of any accrual period by:

  adding your discount note’s issue price and any accrued OID for each prior accrual period, and then subtracting any payments previously made on your discount note that were not qualified stated interest payments.

     If an interval between payments of qualified stated interest on your discount note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

  the amount payable at the maturity of your note, other than any payment of qualified stated interest, and your note’s adjusted issue price as of the beginning of the final accrual period.

     Acquisition Premium. If you purchase your note for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your note after the purchase date but is greater than the amount of your note’s adjusted issue price, as determined above under ‘‘—General’’, the excess is acquisition premium. If you do not make the election described below under ‘‘—Election to Treat All Interest as Original Issue Discount’’, then you must reduce the daily portions of OID by a fraction equal to:

  the excess of your adjusted basis in the note immediately after purchase over the adjusted issue price of the note divided by:

  the excess of the sum of all amounts payable, other than qualified stated interest, on the note after the purchase date over the note’s adjusted issue price.

     Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your note by the amount of pre-issuance accrued interest if:

  a portion of the initial purchase price of your note is attributable to pre-issuance accrued interest,

  the first stated interest payment on your note is to be made within one year of your note’s issue date, and the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your note.

     Notes Subject to Contingencies Including Optional Redemption. Your note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your note by assuming that the payments will be made according to the payment schedule most likely to occur if:

  the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and one of such schedules is significantly more likely than not to occur.

     If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

     Notwithstanding the general rules for determining yield and maturity, if your note is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the note under an alternative payment schedule or schedules (the timing and amounts of which are known as of the issue date), then:

  in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your note and in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your note.

     If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your note for the purposes of those calculations by using any date on which your note may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your note as the principal amount payable at maturity.

     If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your note by treating your note as having been retired and reissued on the date of the change in circumstances for an amount equal to your note’s adjusted issue price on that date.

     Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your note using the constant-yield method described above under ‘‘—General’’, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under ‘‘—Notes Purchased at a Premium’’, or acquisition premium.

     If you make this election for your note, then, when you apply the constant-yield method:

  the issue price of your note will equal your cost,

  the issue date of your note will be the date you acquired it, and no payments on your note will be treated as payments of qualified stated interest.

     Generally, this election will apply only to the note for which you make it; however, if the note has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under ‘‘—Market Discount’’ to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a note or the deemed elections with respect to amortizable bond premium or market discount notes without the consent of the Internal Revenue Service.

       Variable Rate Notes. Generally, your note will be a variable rate note if:

  your note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:
  .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

  15 percent of the total noncontingent principal payments; and
  your note provides for stated interest, compounded or paid at least annually, only at:

  one or more qualified floating rates,

  a single fixed rate and one or more qualified floating rates,

  a single objective rate, or

  a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your note will have a variable rate that is a qualified floating rate if:

  variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your note is denominated; or

  the rate is equal to such a rate multiplied by either:
  a fixed multiple that is greater than 0.65 but not more than 1.35 or a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and
  the value of the rate on any date during the term of your note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If your note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the note, the qualified floating rates together constitute a single qualified floating rate.

Your note will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the note or are not reasonably expected to significantly affect the yield on the note.

Your note will have a variable rate that is a single objective rate if:

  the rate is not a qualified floating rate,

  the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and the value of the rate on any date during the term of your note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your note will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your note’s term.

An objective rate as described above is a qualified inverse floating rate if:

  the rate is equal to a fixed rate minus a qualified floating rate and the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your note will also have a single qualified floating rate or an objective rate if interest on your note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

  the fixed rate and the qualified floating rate or objective rate have values on the issue date of the note that do not differ by more than 0.25 percentage points, as of the issue date, or the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

     Commercial paper rate notes, U.S. prime rate notes, LIBOR notes, EURIBOR notes, treasury rate notes, CMT rate notes, CD rate notes, and federal funds rate notes generally will be treated as variable rate notes under these rules.

     In general, if your variable rate note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your note.

     If your variable rate note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your note by:

  determining a fixed rate substitute for each variable rate provided under your variable rate note,

  constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

  determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and adjusting for actual variable rates during the applicable accrual period.

     When you determine the fixed rate substitute for each variable rate provided under the variable rate note, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your note.

     If your variable rate note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate note will be treated, for purposes of the first three steps of the determination, as if your note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

     Short-Term Notes. In general, if you are an individual or other cash basis United States holder of a short-term note, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term note will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term notes, you will be required to defer deductions for interest on borrowings allocable to your short-term notes in an amount not exceeding the deferred income until the deferred income is realized.

     When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term note, including stated interest, in your short-term note’s stated redemption price at maturity.

     Foreign Currency Discount Notes. If your discount note is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount note in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described above under ‘‘—Payments of Interest’’. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your note.

Market Discount

     You will be treated as if you purchased your note, other than a short-term note, at a market discount, and your note will be a market discount note if:

  you purchase your note for less than its issue price as determined above under ‘‘—Original Issue Discount—General’’ and the difference between the note’s stated redemption price at maturity or, in the case of a discount note, the note’s revised issue price, and the price you paid for your note is equal to or greater than 1/4 of 1 percent of your note’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the note’s maturity.
  To determine the revised issue price of your note for these purposes, you generally add any OID that has accrued on your note to its issue price.

     If your note’s stated redemption price at maturity or, in the case of a discount note, its revised issue price, exceeds the price you paid for the note by less than 1 / 4 of 1 percent multiplied by the number of complete years to the note’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

     You must treat any gain you recognize on the maturity or disposition of your market discount note as ordinary income to the extent of the accrued market discount on your note. Alternatively, you may elect to include market discount in income currently over the life of your note. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount note and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your note in an amount not exceeding the accrued market discount on your note until the maturity or disposition of your note.

     You will accrue market discount on your market discount note on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the note with respect to which it is made and you may not revoke it.

Notes Purchased at a Premium

     If you purchase your note for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your note by the amount of amortizable bond premium allocable to that year, based on your note’s yield to maturity. If your note is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency, and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also ‘‘Original Issue Discount—Election to Treat All Interest as Original Issue Discount’’.

Purchase, Sale and Retirement of the Notes

     Your tax basis in your note will generally be the U.S. dollar cost, as defined below, of your note, adjusted by:

  adding any OID or market discount, de minimis OID and de minimis market discount previously included in income with respect to your note, and then subtracting any payments on your note that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your note.

     If you purchase your note with foreign currency, the U.S. dollar cost of your note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and your note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your note will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

     You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your note. If your note is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

     You will recognize capital gain or loss when you sell or retire your note, except to the extent:

  described above under ‘‘—Original Issue Discount—Short-Term Notes’’ or ‘‘—Market Discount’’,

  attributable to accrued but unpaid interest,

  the rules governing contingent payment obligations apply, or attributable to changes in exchange rates as described below.

     Capital gain of a noncorporate United States holder that is recognized before January 1, 2009, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

     You must treat any portion of the gain or loss that you recognize on the sale or retirement of a note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

     If you receive foreign currency as interest on your note or on the sale or retirement of your note, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase notes or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Indexed Notes

     The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to notes the payments on which are determined by reference to any index and other notes that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

     Recently-promulgated Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a ‘‘Reportable Transaction’’). Under these regulations, if the notes are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the notes in connection with a U.S. trade or business) that recognizes a loss with respect to the notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting

     If you are a noncorporate United States holder, information reporting requirements, on the appropriate Internal Revenue Service Form 1099, generally will apply to:

  payments of principal and interest, including accrual of OID, on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and the payment of the proceeds from the sale of a note effected at a United States office of a broker.

     Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

  fails to provide an accurate taxpayer identification number,

  is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

     Payment of the proceeds from the sale of a note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  the proceeds are transferred to an account maintained by you in the United States,

  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of a note effected at a foreign office of a broker will be subject to information reporting if the broker is:

  a United States person,

  a controlled foreign corporation for United States tax purposes,

  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:
  one or more of its partners are ‘‘U.S. persons’’, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     We and RBC Capital Markets Corporation and RBC Dain Rauscher Inc., as the agents, have entered into a distribution agreement with respect to the notes. Subject to certain conditions, the agents have agreed to use their reasonable efforts to solicit purchases of the notes. We have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The agents may also reject any offer to purchase notes. We will pay the agents a commission on any notes sold through the agents. The commission is expected to range from 0.00 % to 1.00 % of the principal amount of the notes, depending on the stated maturity of the notes, for fixed rate and floating rate notes, or in such other amount as may be agreed between the agents and Royal Bank of Canada. The commission is expected to range from 1.00 % to 5.00 % of the principal amount of the notes for indexed and other structured notes, or in such other amount as may be agreed between the agents and Royal Bank of Canada.

     We may also sell notes to the agents, who will purchase the notes as principal for their own accounts. In that case, the agents will purchase the notes at a price equal to the issue price specified in the applicable pricing supplement, less a discount to be agreed with us at the time of the offering.

     The agents may resell any notes they purchase as principal to other brokers or dealers at a discount, which may include all or part of the discount the agents received from us. If all the notes are not sold at the initial offering price, the agents may change the offering price and the other selling terms.

     We may also sell notes directly to investors. We will not pay commissions on notes we sell directly.

     We have reserved the right to withdraw, cancel or modify the offer made by this prospectus supplement without notice and may reject orders in whole or in part whether placed directly with us or with an agent. No termination date has been established for the offering of the notes.

     The agents, whether acting as agent or principal, may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act of 1933. We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933.

     If the agents sell notes to dealers who resell to investors and the agents pay the dealers all or part of the discount or commission they receive from us, those dealers may also be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act of 1933.

     Unless otherwise indicated in any pricing supplement, payment of the purchase price of notes, other than notes denominated in a non-U.S. dollar currency, will be required to be made in funds immediately available in The City of New York. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     We may appoint agents, other than or in addition to RBC Capital Markets Corporation and RBC Dain Rauscher Inc., with respect to the notes. Any other agents will be named in the applicable pricing supplements and those agents will enter into the distribution agreement referred to above. The other agents may be affiliates or customers of Royal Bank of Canada and may engage in transactions with and perform services for Royal Bank of Canada in the ordinary course of business. RBC Capital Markets Corporation and RBC Dain Rauscher Inc. may resell notes to or through another of our affiliates, as selling agent.

     The notes are a new issue of securities, and there will be no established trading market for any note before its original issue date. We do not plan to list the notes on a securities exchange or quotation system. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the notes. However, neither RBC Capital Markets Corporation, RBC Dain Rauscher Inc. nor any of our other affiliates nor any other agent named in your pricing supplement that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

     This prospectus supplement may be used by RBC Capital Markets Corporation or RBC Dain Rauscher Inc. in connection with offers and sales of the notes in market-making transactions. In a market-making transaction, RBC Capital Markets Corporation or RBC Dain Rauscher Inc. may resell a note it acquires from other holders, after the original offering and sale of the note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, RBC Capital Markets Corporation or RBC Dain Rauscher Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which RBC Capital Markets Corporation or RBC Dain Rauscher Inc. acts as principal, or as agent for both counterparties in a transaction in which RBC Capital Markets Corporation or RBC Dain Rauscher Inc. does not act as principal. RBC Capital Markets Corporation or RBC Dain Rauscher Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Royal Bank of Canada may also engage in transactions of this kind and may use this prospectus supplement for this purpose.

     The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of new notes we may issue on and after the date of this prospectus supplement. This amount does not include notes that may be resold in market-making transactions. The latter include notes that we may issue going forward as well as notes we have previously issued.

     Royal Bank of Canada does not expect to receive any proceeds from market-making transactions. Royal Bank of Canada does not expect that RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to Royal Bank of Canada.

     Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

     Unless Royal Bank of Canada or an agent informs you in your confirmation of sale that your note is being purchased in its original offering and sale, you may assume that you are purchasing your note in a market-making transaction.

     In this prospectus supplement, the term ‘‘this offering’’ means the initial offering of the notes made in connection with their original issuance. This term does not refer to any subsequent resales of notes in market-making transactions.

     The agents may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than it would otherwise be in the absence of such transactions. The agents are not required to engage in these activities, and may end any of these activities at any time.

     The participation of RBC Capital Markets Corporation or RBC Dain Rauscher Inc. in the offer and sale of the notes must comply with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. regarding underwriting securities of an ‘‘affiliate’’. No NASD member participating in offers and sales will execute a transaction in the notes in a discretionary account without the prior specific written approval of such member’s customer.

     In addition to offering notes through the agents as discussed above, other medium-term notes that have terms substantially similar to the terms of the notes offered by this prospectus supplement may in the future be offered, concurrently with the offering of the notes, on a continuing basis by Royal Bank of Canada. Any of these notes sold pursuant to the distribution agreement or sold by Royal Bank of Canada directly to investors will reduce the aggregate amount of notes which may be offered by this prospectus supplement.

Selling Restrictions Outside the United States

     Royal Bank of Canada has taken no action that would permit a public offering of the notes or possession or distribution of this prospectus supplement or the accompanying prospectus or any other offering material in any jurisdiction outside the United States where action for that purpose is required other than as described below. Accordingly, each agent has represented, warranted and agreed, and each other agent will be required to represent, warrant and agree, that:

  it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this prospectus supplement or the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and Royal Bank of Canada shall have no responsibility in relation to this; and

  it will not offer or sell any notes purchased by it, directly or indirectly, in Canada or to any resident of Canada without the consent of Royal Bank of Canada, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any notes that may be entered into by such agent.

     With regard to each note, the relevant purchaser will be required to comply with those restrictions that Royal Bank of Canada and the relevant purchaser shall agree and as shall be set out in the relevant pricing supplement.

United Kingdom

     Each of RBC Capital Markets Corporation and RBC Dain Rauscher Inc. has represented and agreed, and each other agent will be required to represent and agree, that:

  it has not made and will not make an offer of notes to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (‘‘FSMA’’) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by Royal Bank of Canada of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (‘‘FSA’’);

  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Royal Bank of Canada ; and

  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

European Economic Area

     In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), each of RBC Capital Markets Corporation and RBC Dain Rauscher Inc. has represented and agreed, and each other agent will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than u43,000,000 and (3) an annual net turnover of more than u50,000,000, as shown in its last annual or consolidated accounts; or

  in any other circumstances which do not require the publication by Royal Bank of Canada of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an ‘‘offer of notes to the public’’ in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Japan

     Each of RBC Capital Markets Corporation and RBC Dain Rauscher Inc. has represented and agreed, and each other agent will be required to represent and agree, that the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan, or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan. Each of RBC Capital Markets Corporation or RBC Dain Rauscher Inc. agrees, and each other agent will be required to agree, to provide any necessary information on notes denominated or payable in Yen to Royal Bank of Canada (which shall not include the names of clients) so that Royal Bank of Canada may make any required reports to the Ministry of Finance through its designated agent.

     In connection with an issuance of notes denominated or payable in Yen, Royal Bank of Canada will be required to comply with all applicable laws, regulations and guidelines, as amended from time to time, of the Japanese government and regulatory authorities.

Hong Kong

     The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

     Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

     Where the notes are purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

     Each of RBC Capital Markets Corporation and RBC Dain Rauscher Inc. has represented and agreed, and each other agent will be required to represent and agree, that the issue of any notes denominated in Swiss francs or carrying a Swiss franc-related element will be effected in compliance with the relevant regulations of the Swiss National Bank, which currently require that such issues have a maturity of more than one year, to be effected through a bank domiciled in Switzerland that is regulated under the Swiss Federal Law on Banks and Savings Banks of 1934 (as amended) (which includes a branch or subsidiary located in Switzerland of a foreign bank) or through a securities dealer which has been licensed as a securities dealer under the Swiss Federal Law on Stock Exchanges and Securities Trading of 1995 (except for issues of notes denominated in Swiss francs on a syndicated basis, where only the lead manager need be a bank domiciled in Switzerland). The relevant agent must report certain details of the relevant transaction to the Swiss National Bank no later than the time of delivery of the notes.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus under ‘‘Documents Filed as Part of the Registration Statement’’, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this prospectus supplement relates (the ‘‘Registration Statement’’): (i) the Distribution Agreement, dated December 21, 2005, between us and the agents, (ii) the Calculation Agency Agreement, dated December 21, 2005, between us and JPMorgan Chase Bank, N.A., (iii) the Exchange Rate Agency Agreement, dated December 21, 2005, between us and JPMorgan Chase Bank, N.A. and (iv) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this prospectus supplement or the accompanying prospectus. Additional exhibits to the Registration Statement to which this prospectus supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 21, 2005

Royal Bank of Canada
US $6,000,000,000
Senior Debt Securities

Subordinated Debt Securities
(Subordinated Indebtedness)

Royal Bank of Canada intends to offer from time to time debt securities in one or more series with a total offering price not to exceed U.S. $6,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars).

We will provide the specific prices and other terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. Royal Bank of Canada may sell the securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Royal Bank of Canada is a Canadian bank, that many of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the Registration Statement may be residents of Canada, and that all or a substantial portion of the assets of Royal Bank of Canada and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED
STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

The securities described herein will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation.

TM Trademark of Royal Bank of Canada

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DOCUMENTS INCORPORATED BY REFERENCE	1
WHERE YOU CAN FIND MORE INFORMATION	2
ABOUT THIS PROSPECTUS	3
CAUTION REGARDING FORWARD-LOOKING INFORMATION.	4
ROYAL BANK OF CANADA	4
RISK FACTORS	5
USE OF PROCEEDS	5
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES	5
CAPITALIZATION AND INDEBTEDNESS	6
DESCRIPTION OF SECURITIES WE MAY OFFER	6
THE TRUSTEE	22
TAX CONSEQUENCES	22
PLAN OF DISTRIBUTION	22
BENEFIT PLAN INVESTOR CONSIDERATIONS	24
VALIDITY OF SECURITIES	25
EXPERTS	25
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR
MANAGEMENT AND OTHERS	25
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	26

     In this prospectus, unless the context otherwise indicates, the ‘‘Bank’’, ‘‘RBC’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ means Royal Bank of Canada and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice-President, Investor Relations, Royal Bank of Canada at 123 Front Street West, 6th Floor, Toronto, Ontario, Canada M5J 2M2 (telephone: (416) 955-7803). The documents incorporated by reference have been filed with the Canadian securities regulatory authorities and are available over the Internet at ‘‘www.sedar.com.’’

     The following documents with respect to us, filed with the various securities commissions or similar authorities in each of the Provinces of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	the annual information form dated November 30, 2005;

(b)	the audited consolidated financial statements for the fiscal year ended October 31, 2005 with comparative consolidated financial statements for the fiscal year ended October 31, 2004, prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), together with the auditors’ report and the management’s discussion and analysis as contained in the Bank’s annual report for the year ended October 31, 2005; and

(c)	the management proxy circular dated January 26, 2005 in connection with the Bank’s annual meeting of shareholders held on February 25, 2005, except the sections entitled ‘‘Report on executive compensation’’, ‘‘Performance graph’’, ‘‘Additional items’’ and ‘‘Schedule ‘B’: Statement of Corporate Governance Practices and Guidelines’’.

     Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) and interim financial statements and related management’s discussion and analysis filed by us with securities commissions or similar authorities in the Provinces of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

     All documents incorporated by reference, or to be incorporated by reference, have been filed, or will be filed, with the United States Securities and Exchange Commission.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of our fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of securities hereunder.

     A prospectus supplement containing the specific terms in respect of any securities and other information in relation to the securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of the securities covered by such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

     In addition to our continuous disclosure obligations under the securities laws of the Provinces of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission (‘‘SEC’’). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by us in accordance with such requirements, can be inspected and copied by you at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange, and reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. Information about us can be located at our website at www.rbc.com. All Internet references in this prospectus are inactive textual references and we do not incorporate website contents into this prospectus.

     We have filed with the SEC a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended, with respect to the securities offered with this prospectus. This prospectus is a part of that Registration Statement, and it does not contain all of the information set forth in the Registration Statement. You can access the Registration Statement together with its exhibits at the SEC’s website at http://www.sec.gov or inspect these documents at the offices of the SEC in order to obtain more information about us and about the securities offered with this prospectus.

ABOUT THIS PROSPECTUS

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading above ‘‘Where You Can Find More Information’’.

     We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

     Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed ‘‘underwriters’’ within the meaning of the U.S. Securities Act of 1933.

     We publish our consolidated financial statements in Canadian dollars. In this prospectus and any prospectus supplement, currency amounts are stated in Canadian dollars (‘‘$’’), unless specified otherwise. As indicated in the table below, the Canadian dollar has fluctuated in value compared to the U.S. dollar over time.

     The tables below sets forth the high and low daily noon buying rates, the average yearly rate and the rate at period end between Canadian dollars and U.S. dollars (in U.S. dollars per Canadian dollar) for the five-year period ended October 31, 2005 and the high and low daily noon buying rates for November of 2005. On December 20, 2005, the Canadian dollar closed at US$0.8523. Our reference to the ‘‘noon buying rate’’ is the rate in The City of New York for cable transfers in foreign currencies as announced by the U.S. Federal Reserve Bank of New York for customs purposes on a specified date.

Year Ended October 31	High	Low	Average Rate[1]	At Period End
2001	0.6692	0.6287	0.6489	0.6287
2002	0.6603	0.6200	0.6362	0.6406
2003	0.7667	0.6288	0.6955	0.7578
2004	0.8201	0.7158	0.7606	0.8191
2005	0.8615	0.7872	0.8241	0.8477

Month of 2005	High	Low
November	0.8579	0.8374

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

     From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the ‘‘safe harbor’’ provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this prospectus and the documents incorporated by reference herein, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words ‘‘may’’, ‘‘could’’, ‘‘should’’, ‘‘would’’, ‘‘suspect’’, ‘‘outlook’’, ‘‘believe’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘forecast’’, ‘‘objective’’ and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding, and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism and our success in anticipating and managing the foregoing risks.

     Additional information about these factors can be found under ‘‘Risk management’’ and ‘‘Additional risks that may affect future results’’ in the management’s discussion and analysis incorporated by reference.

     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

ROYAL BANK OF CANADA

General

     We are a bank listed in Schedule I to the Bank Act (Canada) which constitutes our charter and governs our operations. Our principal executive offices are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5 and our head office is located at 1 Place Ville Marie, Montréal, Québec, Canada H3C 3A9.

Subsidiaries

     A list of the principal subsidiaries directly or indirectly owned or controlled by us as at October 31, 2005 is included in our annual information form dated November 30, 2005.

Business

     We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 60,000 people who serve more than 14 million clients throughout North America and some 30 countries around the world. The initials RBC are used as a prefix for our business and operating subsidiaries, all of which operate under the master brand name of RBC Financial Group.

     Our operations are aligned into three client and geography-oriented segments: (i) RBC Canadian Personal and Business manages our banking and wealth management businesses in Canada and our global insurance operations; (ii) RBC U.S. and International Personal and Business manages banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally; and (iii) RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. All other enterprise level activities that were not allocated to these three business segments are reported by us under a fourth segment, Corporate Support.

RISK FACTORS

     Investment in these securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any debt securities, you should consider carefully the risks described in the documents incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of securities. You should consider the categories of risks identified and discussed in the management’s discussion and analysis incorporated herein by reference, including the health of the economic, business and capital markets environments specific to the geographic regions in which we conduct business, monetary policies, competition, regulatory changes, operational risk, our ability to attract and retain key employees and other factors.

USE OF PROCEEDS

     Except as otherwise set forth in a prospectus supplement, the net proceeds from the sale of securities will be added to our general funds and will be used for general banking purposes. In addition, except as otherwise set forth in a prospectus supplement, the purpose of the sale of the subordinated debt securities will be to enlarge our capital base.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the five-year period ended October 31, 2005:

Canadian GAAP	Year Ended October 31,
	2005	2004	2003	2002	2001
Excluding Interest on Deposits	2.37	2.73	2.98	2.94	2.53
Including Interest on Deposits	1.45	1.56	1.58	1.52	1.33

U.S. GAAP	Year Ended October 31,
	2005	2004	2003	2002	2001
Excluding Interest on Deposits	2.47	2.66	3.06	3.08	2.60
Including Interest on Deposits	1.47	1.55	1.59	1.56	1.35

     For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth our consolidated capitalization at October 31, 2005. This table should be read in conjunction with our consolidated financial statements and the management’s discussion and analysis, which is incorporated by reference in this prospectus.

As at October 31, 2005
(in millions of Canadian dollars)

Subordinated Debt	$8,167
Trust Capital Securities.	1,400
Preferred Share Liabilities	300
Non-Controlling Interest in Subsidiaries	1,944
Shareholders’ Equity
Preferred shares	700
Common shares	7,170
Contributed Surplus	265
Retained earnings	13,704
Treasury shares — preferred	(2)
Treasury shares — common.	(216)
Net Foreign currency translation adjustment	(1,774)
Total Shareholders’ Equity	19,847
Total Capitalization	$31,658

DESCRIPTION OF SECURITIES WE MAY OFFER

     We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a debt security, you are one of our unsecured creditors.

     The senior debt securities will be issued under our senior debt indenture described below and will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt including deposit liabilities, other than certain governmental claims in accordance with applicable law.

     The subordinated debt securities will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our ‘‘senior indebtedness’’, as defined in the subordinated debt indenture. Neither indenture limits our ability to incur additional indebtedness.

     In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the senior debt securities) and payments of all of our other liabilities (including payments in respect of the subordinated debt securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. Because we have subsidiaries, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the debt securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of debt securities should look only to our assets for payments on the debt securities.

     Neither the senior debt securities nor the subordinated debt securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

     When we refer to ‘‘debt securities’’ or ‘‘securities’’ in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The Senior and Subordinated Debt Indentures

     The senior debt securities and the subordinated debt securities are each governed by an indenture —the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and JPMorgan Chase Bank, N.A., which acts as trustee. The indentures are substantially identical, except for the provisions relating to the events of default, which are more limited in the subordinated debt indenture and to subordination, which are included only in the subordinated debt indenture.

     Reference to the indenture or the trustee, with respect to any debt securities, means the indenture under which those debt securities are issued and the trustee under that indenture.

The trustee has two main roles:

  The trustee can enforce the rights of holders against us if we default on our obligations under the terms of the indenture or the debt securities. There are some limitations on the extent to which the trustee acts on behalf of holders, described below under ‘‘—Events of Default— Remedies If an Event of Default Occurs’’.

  The trustee performs administrative duties for us, such as sending interest payments and notices to holders, and transferring a holder’s debt securities to a new buyer if a holder sells.

     The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the debt securities will be governed by New York law, except that the subordination provisions in the subordinated debt indenture and certain provisions relating to the status of the senior debt securities under Canadian law in the senior debt indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. A copy of each indenture is an exhibit to our Registration Statement. See ‘‘Where You Can Find More Information’’ above for information on how to obtain a copy.

General

     We may issue as many distinct series of debt securities under either indenture as we wish. The provisions of the senior debt indenture and the subordinated debt indenture allow us not only to issue debt securities with terms different from those previously issued under the applicable indenture, but also to ‘‘re-open’’ a previous issue of a series of debt securities and issue additional debt securities of that series. We may issue debt securities in amounts that exceed the total amount specified on the cover of your prospectus supplement at any time without your consent and without notifying you.

     This section summarizes the material terms of the debt securities that are common to all series, although the prospectus supplement that describes the terms of each series of debt securities may also describe differences from the material terms summarized here.

     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of certain terms used in the indentures. In this summary, we describe the meaning of only some of the more important terms. For your convenience, we also include references in parentheses to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement. You must look to the indentures for the most complete description of what we describe in summary form in this prospectus.

     This summary is also subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which describes additional terms of debt securities you are offered.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. (Section 101) The prospectus supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and any material additional tax considerations applicable to such debt securities.

     In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and, if applicable, a pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

  the title of the series of debt securities;

  whether it is a series of senior debt securities or a series of subordinated debt securities;

  any limit on the aggregate principal amount of the series of debt securities;

  the person to whom interest on a debt security is payable, if other than the holder on the regular record date;

  the date or dates on which the series of debt securities will mature;

  the rate or rates, which may be fixed or variable per annum, at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

  the place or places where the principal of, premium, if any, and interest on the debt securities is payable;

  the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

  any mandatory or optional sinking funds or similar provisions or provisions for redemption at our option or the option of the holder;

  the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

  if other than denominations of $1,000 and any integral multiples thereof, the denominations in which the series of debt securities will be issuable;

  the currency of payment of principal, premium, if any, and interest on the series of debt securities;

  if the currency of payment for principal, premium, if any, and interest on the series of debt securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

  any index, formula or other method used to determine the amount of payment of principal or premium, if any, and interest on the series of debt securities;

  the applicability of the provisions described under ‘‘—Defeasance’’ below;

  any event of default under the series of debt securities if different from those described under ‘‘—Events of Default’’ below;

  if the debt securities will be issued in bearer form, any special provisions relating to bearer securities;

  if the series of debt securities will be issuable only in the form of a global security, the depositary or its nominee with respect to the series of debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

  any other special feature of the series of debt securities.

Overview of Remainder of This Description

The remainder of this description summarizes:

  additional mechanics relevant to the debt securities under normal circumstances, such as how holders record the transfer of ownership and where we make payments;

  holders’ rights in several special situations, such as if we merge with another company or if we want to change a term of the debt securities;

  subordination provisions in the subordinated debt indenture that may prohibit us from making payment on those securities;

  our right to release ourselves from all or some of our obligations under the debt securities and the indenture by a process called defeasance; and

  holders’ rights if we default or experience other financial difficulties.

Form, Exchange and Transfer

Unless we specify otherwise in the prospectus supplement, the debt securities will be issued:

  only in fully registered form;

  without interest coupons; and

  in denominations that are even multiples of $1,000. (Section 302)

     If a debt security is issued as a registered global debt security, only the depositary—e.g., DTC, Euroclear and Clearstream, each as defined below under ‘‘Ownership and Book-Entry Issuance’’ — will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole registered holder of the debt security and is referred to below as the ‘‘holder’’. Those who own beneficial interests in a global security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under ‘‘Ownership and Book-Entry Issuance’’.

     Holders of securities issued in fully registered form may have their debt securities broken into more debt securities of smaller denominations of not less than $1,000, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

     Holders may exchange or register the transfer of debt securities at the office of the trustee. Debt securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated debt securities at that office. The trustee acts as our agent for registering debt securities in the names of holders and registering the transfer of debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. (Section 305) The trustee may require an indemnity before replacing any debt securities.

     Holders will not be required to pay a service charge to register the transfer of or exchange debt securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002) If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the registration of transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any debt security being partially redeemed. (Section 305)

Payment and Paying Agents

     We will pay interest to the person listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in the prospectus supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in the City of New York. That office is currently located at 4 New York Plaza, 15th Floor, New York, NY 10004. Holders must make arrangements to have their payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

     We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

     We and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106) With respect to who is a registered ‘‘holder’’ for this purpose, see ‘‘Ownership and Book-Entry Issuance’’.

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustee or any other paying agent. (Section 1003)

Mergers and Similar Events

     Under the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell or lease substantially all of our assets to another entity, or to buy or lease substantially all of the assets of another entity. However, we may not take any of these actions unless all the following conditions are met:

  When we merge, amalgamate, consolidate or otherwise are combined with, or acquired by, another entity or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity must be a properly organized entity and must be legally responsible for the debt securities, whether by agreement, operation of law or otherwise.

  The merger, amalgamation, consolidation, other combination, sale or lease of assets must not cause a default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     If the conditions described above are satisfied with respect to any series of debt securities, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we sell less than substantially all of our assets. It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of our debt securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

     There are four types of changes we can make to either indenture and the debt securities issued under that indenture.

     Changes Requiring Approval of All Holders. First, there are changes that cannot be made to the indenture or the debt securities without specific approval of each holder of a debt security affected in any material respect by the change under a particular debt indenture. Following is a list of those types of changes:

  change the stated maturity of the principal or reduce the interest on a debt security;

  reduce any amounts due on a debt security;

  reduce the amount of principal payable upon acceleration of the maturity of a debt security (including the amount payable on an original issue discount security) following a default;

  change the currency of payment on a debt security;

  change the place of payment for a debt security;

  impair a holder’s right to sue for payment;

  impair the holder’s right to require repurchase on the original terms of those debt securities that provide a right of repurchase;

  reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

  reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

  modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)

     Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901) We may also obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described above under ‘‘—Changes Requiring Approval of All Holders’’ unless we obtain the individual consent of each holder to the waiver. (Section 513)

     Changes Not Requiring Approval. The third type of change to the indenture and the debt securities does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901)

     We may also make changes or obtain waivers that do not adversely affect in any material respect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities.

     Modification of Subordination Provisions. We may not modify the subordination provisions of the subordinated debt indenture in a manner that would adversely affect in any material respect the outstanding subordinated debt securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series, voting together as one class.

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

  For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

  For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

  For debt securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of the debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described below under ‘‘—Defeasance—Full Defeasance’’. (Section 1402) We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. (Sections 104 and 512)

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Special Provisions Related to the Subordinated Debt Securities

     The subordinated debt securities issued under the subordinated debt indenture will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada) and will therefore rank subordinate to our deposits. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities.

     If we become insolvent or are wound-up, the subordinated debt securities will rank equally and ratably with, but not prior to, all other subordinated debt and subordinate in right of payment to the prior payment in full of (i) our indebtedness then outstanding, other than subordinated indebtedness and (ii) all indebtedness to which our other subordinated indebtedness is subordinate in right of payment to the same extent as such other subordinated indebtedness. As of October 31, 2005, we had $438 billion of senior indebtedness, including deposits, outstanding, which would rank ahead of the subordinated debt securities. The only outstanding subordinated indebtedness issued to date has been issued pursuant to our indentures with Computershare Trust Company of Canada dated October 1, 1984, June 6, 1986, November 14, 1994, May 21, 1997 and June 18, 2004, as supplemented from time to time, our existing program for issuing notes in Europe and other markets without the benefit of a trust indenture and our U.S. $300 million 6.75 % Subordinated Notes due October 24, 2011.

For these purposes, ‘‘indebtedness’’ at any time means:

(i)	the deposit liabilities of the Bank at such time; and

(ii)	all other liabilities and obligations of the Bank to third parties (other than fines or penalties which pursuant to the Bank Act (Canada) are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank’s assets in the event of the insolvency or winding-up of the Bank.

‘‘subordinated indebtedness’’ at any time means:

(i)	the liability of the Bank in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

(ii)	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

(iii)	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

(iv)	the subordinated debt securities, which will rank equally to the Bank’s outstanding subordinated indebtedness.

     The subordination provisions of the subordinated debt indenture are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Defeasance

     The following discussion of full defeasance and covenant defeasance will be applicable to each series of debt securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of debt securities if we so specify in the prospectus supplement. (Section 1401)

     Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

  We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the obligations pursuant to the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

  We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1402 and 1404) and a legal opinion of our counsel to the effect that holders of the debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such deposit and defeasance (including withholding taxes) on the same amounts and in the same manner and at the same times as would be the case if such deposit and defeasance had not occurred.

  In the case of the subordinated debt securities, the following requirement must also be met:

  No event or condition may exist that, under the provisions described under ‘‘—Subordination Provisions’’ above, would prevent us from making payments of principal, premium or interest on those subordinated debt securities on the date of the deposit referred to above or during the 90 days after that date.

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

     Covenant Defeasance. Even without a change in current U.S. federal tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the debt securities that may be described in the prospectus supplement. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government or U.S. government agency notes or bonds set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

  We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  We must deliver to the trustee a legal opinion of our counsel confirming that under the then current U.S. federal income tax law, we may make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. We must also deliver a legal opinion of our counsel to the effect that holders of the debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such deposit and defeasance (including withholding taxes) on the same amounts and in the same manner and at the same times as would be the case if such deposit and defeasance had not occurred.

     If we accomplish covenant defeasance, certain provisions of the indenture and the debt securities would no longer apply:

  Covenants applicable to the series of debt securities and described in the prospectus supplement.

  Any events of default relating to breach of those covenants.

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as a bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. (Sections 1403 and 1404)

Events of Default

     You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     What is an Event of Default?

     Under the senior debt indenture, the term ‘‘Event of Default’’ means any of the following:

  We do not pay the principal of or any premium on a debt security.

  We do not pay interest on a debt security within 30 days of its due date.

  We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

  Any other event of default described in the prospectus supplement occurs. (Section 501)

     Under the subordinated debt indenture, the term ‘‘Event of Default’’ means any of the following:

  We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

  Any other event of default described in the prospectus supplement occurs. (Section 501)

     Remedies If an Event of Default Occurs. If an Event of Default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected debt security) of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the debt securities of the affected series. If you are the holder of a subordinated debt security, the principal amount of the subordinated debt security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. (Section 502)

     You should read carefully the prospectus supplement relating to any series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

     Except in cases of default, where the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the debt securities of that series. (Section 512) Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities the following must occur:

  the holder of the debt security must give the trustee written notice that an event of default has occurred and remains uncured;

  the holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

  the trustee must have not taken action for 90 days after receipt of the above notice and offer of indemnity. (Section 507)

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 508)

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

     We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default. (Section 1004)

Ownership and Book-Entry Issuance

     In this section, we describe special considerations that will apply to registered securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered securities. Then we describe special provisions that apply to global securities.

Who is the Registered Owner of a Security?

     Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing securities. We refer to those who have securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the ‘‘registered holders’’ of those securities. Subject to limited exceptions, we and the trustee are entitled to treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the security and to exercise all the rights and power as an owner of the security. We refer to those who own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not registered holders, and investors in securities issued in book-entry form or in street name will be indirect owners.

     Book-Entry Owners. Unless otherwise noted in your prospectus supplement, we will issue each security in book-entry form only. This means securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

     Under each indenture (and the Bank Act (Canada) in the case of subordinated indebtedness), subject to limited exceptions, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and we will make all payments on the securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

     As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect owners, and not registered holders, of the securities.

     Street Name Owners. We may terminate an existing global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

     For securities held in street name, we will, subject to limited exceptions, recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and we will make all payments on those securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not registered holders, of those securities.

     Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form.

     For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—for example, to amend the indenture for a series of debt securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture—we would seek the approval only from the registered holders, and not the indirect owners, of the relevant securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

     When we refer to ‘‘you’’ in this prospectus, we mean all purchasers of the securities being offered by this prospectus, whether they are the registered holders or only indirect owners of those securities. When we refer to ‘‘your securities’’ in this prospectus, we mean the securities in which you will hold a direct or indirect interest.

     Special Considerations for Indirect Owners. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

  how it handles securities payments and notices;

  whether it imposes fees or charges;

  how it would handle a request for the holders’ consent, if ever required;

  how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

  if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

     What is a Global Security?

     Unless otherwise noted in the applicable prospectus supplement, we will issue each security in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the ‘‘depositary’’ for that security. A security will usually have only one depositary but it may have more. Each series of securities will have one or more of the following as the depositaries:

  The Depository Trust Company, New York, New York, which is known as ‘‘DTC’’;

  Euroclear System, which is known as ‘‘Euroclear’’;

  Clearstream Banking, société anonyme, Luxembourg, which is known as ‘‘Clearstream’’; and

  any other clearing system or financial institution named in the prospectus supplement.

     The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be DTC.

     A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will not indicate whether your securities are represented by a master global security.

     A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under ‘‘—Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated’’. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.

     If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under ‘‘—Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated’’. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

     Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.

     If securities are issued only in the form of a global security, an investor should be aware of the following:

  an investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

  an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under ‘‘—Who Is the Registered Owner of a Security?’’;

  an investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

  an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

  the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

  the depositary may require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

  financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

     Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

     In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under ‘‘—Who Is the Registered Owner of a Security?’’

     The special situations for termination of a global security are as follows:

  if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

  if we notify the trustee, warrant agent or unit agent, as applicable, that we wish to terminate that global security; or

  if an event of default has occurred with regard to these debt securities and has not been cured or waived.

     If a global security is terminated, only the depositary, and neither we nor the trustee for any debt securities is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the registered holders of those securities.

Considerations Relating to DTC

     DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a ‘‘banking organization’’ within the meaning of the New York Banking Law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the New York Uniform Commercial Code and a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

     Purchases of securities within the DTC system must be made by or through DTC participants, which will receive a credit for the securities on DTC’s records. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the securities. If less than all of the securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

     In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Distribution payments on the securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to Euroclear and Clearstream

     Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions which clear through or maintain a custodial relationship with an account holder of either system.

     Euroclear and Clearstream may be depositaries for a global security. In addition, if DTC is the depositary for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC.

     As long as any global security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global security and there is no depositary in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

     Payments, deliveries, transfers, exchanges, notices and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

     Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

     In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

THE TRUSTEE

     JPMorgan Chase Bank, N.A., is initially serving as the trustee for our senior debt securities and our subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a ‘‘potential’’ event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded. From time to time, JPMorgan Chase Bank, N.A. and its affiliates, and we and our affiliates, have conducted commercial banking, financial and other transactions with each other, for which fees have been paid in the ordinary course of business. We may conduct these types of transactions with each other in the future and receive fees for services performed.

TAX CONSEQUENCES

     Where appropriate, the applicable prospectus supplement will describe the Canadian and U.S. federal income tax considerations relevant to the securities being offered.

PLAN OF DISTRIBUTION

     We may sell any series of debt securities at any time after effectiveness of the Registration Statement of which this prospectus forms a part in one or more of the following ways from time to time:

  through underwriters or dealers;

  through agents; or

  directly to one or more purchasers.

     Any of those underwriters, dealers or agents may include our affiliates, including RBC Dain Rauscher Inc. or RBC Capital Markets Corporation. Any affiliate that participates in a particular offering of securities will comply with the applicable requirements of Rule 2720 of the National Association of Securities Dealers, Inc (‘‘NASD’’). In compliance with guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus. We anticipate, however, that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount. Neither RBC Dain Rauscher Inc., RBC Capital Markets Corporation, nor any other NASD member participating in an offering of these securities in which one of our affiliates is acting as an underwriter, dealer or agent will confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer. The offered securities may be distributed periodically in one or more transactions at:

  a fixed price or prices, which may be changed;

  market prices prevailing at the time of sale;

  prices related to the prevailing market prices; or

  negotiated prices.

     The prospectus supplement will include:

  the initial public offering price;

  the names of any underwriters, dealers or agents;

  the purchase price of the securities;

  our proceeds from the sale of the securities;

  any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

  any discounts or concessions allowed or reallowed or paid to dealers;

  the place and time of delivery of the securities; and

  any securities exchange on which the securities may be listed.

     If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times at a fixed public offering price or at varying prices. The underwriters may change from time to time any fixed public offering price and any discounts or commissions allowed or re-allowed or paid to dealers. If dealers are utilized in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers.

     In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the prospectus supplement for such securities. If we grant any over-allotment option, the terms of the option will be set forth in the prospectus supplement for the securities.

     This prospectus may be delivered by underwriters and dealers in connection with short sales undertaken to hedge exposures under commitments to acquire our securities to be issued on a delayed or contingent basis.

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the U.S. Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, to contribute with respect to payments which they may be required to make in respect of such liabilities and to reimburse them for certain expenses.

     Underwriters, dealers and agents, and their affiliates or associates, may engage in transactions with us or perform services for us in the ordinary course of business and receive compensation from us.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Securities may or may not be listed on a national or foreign securities exchange or automated quotation system. Any underwriters or agents to whom securities are sold for public offering or sale may make, but are not required to make, a market in the securities, and the underwriters or agents may discontinue making a market in the securities at any time without notice. No assurance can be given as to the liquidity or the existence of trading markets for any securities.

     Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the offered securities or any underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than would be the case in the absence of such transactions.

BENEFIT PLAN INVESTOR CONSIDERATIONS

     A fiduciary of a pension, profit-sharing or other employee benefit plan (a ‘‘plan’’) subject to the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA’’), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the debt securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the ‘‘Code’’).

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also ‘‘plans’’), from engaging in certain transactions involving ‘‘plan assets’’ with persons who are ‘‘parties in interest’’ under ERISA or ‘‘disqualified persons’’ under the Code (‘‘parties in interest’’) with respect to the plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (‘‘non-ERISA arrangements’’) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (‘‘similar laws’’).

     The acquisition or, if applicable, exchange of the debt securities by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or ‘‘PTCEs’’, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are:

  PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

  PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

  PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

  PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

  PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     Any purchaser or holder of debt securities or any interest therein will be deemed to have represented by its purchase and holding of the debt securities that it either (1) is not a plan and is not purchasing those debt securities on behalf of or with ‘‘plan assets’’ of any plan or (2) with respect to the purchase or holding or, if applicable, exchange is eligible for the exemptive relief available under any of the PTCEs listed above or there is some other basis on which such purchase and holding is not prohibited. In addition, any purchaser or holder of debt securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding or, if applicable, exchange of the debt securities that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing debt securities on behalf of or with ‘‘plan assets’’ of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.

     Each purchaser and holder of the debt securities has exclusive responsibility for ensuring that its purchase and holding of the debt securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any similar laws. The sale of any debt securities to any plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

VALIDITY OF SECURITIES

     The validity of the debt securities will be passed upon by Ogilvy Renault LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. Davis Polk & Wardwell, New York, New York will issue an opinion as to certain legal matters for the agents or underwriters.

EXPERTS

     The consolidated financial statements as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005 incorporated in this prospectus by reference to our annual report for the year ended October 31, 2005 have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in its report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

     LIMITATIONS ON ENFORCEMENT OF U.S. LAWS
AGAINST THE BANK, OUR MANAGEMENT AND OTHERS

     We are a Canadian chartered bank. Many of our directors and executive officers, including many of the persons who signed the Registration Statement on Form F-9, of which this prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

     We have been advised by our Canadian counsel, Ogilvy Renault LLP, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an original action could be brought successfully in Canada predicated solely upon such civil liabilities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the first paragraph under ‘‘Documents Incorporated by Reference’’, (ii) the consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants; (iii) the consent of Ogilvy Renault LLP, counsel to the Bank, (iv) powers of attorney from directors and certain officers of the Bank; and (v) the senior debt indenture and the form of subordinated debt indenture.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Senior Global Medium-Term Notes, Series B

90% Principal Protected Notes, due May 30, 2008

Linked to the Performance of a Basket of Base Metals

May     , 2006